Exhibit 99.1

MAASE INC. (formerly known as Highest Performances Holdings Inc. or Puyi Inc.)

MAASE INC.

Unaudited Condensed Consolidated Balance Sheets
(In thousands, except for shares and per share data)

	As of June 30, 2025	As of December 31, 2025
	Audited	Unaudited
	RMB	RMB	US$
			Note 2(v)
ASSETS:
Current assets:
Cash and cash equivalents	243	1,539	220
Short term investments	4,255	818	117
Accounts receivable	-	57	8
Inventories, net	-	1,979,937	283,127
Other receivables	29,436	231,277	33,072
Amount due from related parties	-	3,904	558
Other current assets	430	33,677	4,816
Current assets of discontinued operations	2,167,052	-	-
Total current assets	2,201,416	2,251,209	321,918

Non-current assets:
Property, plant, and equipment, net	-	16,982	2,428
Intangible assets, net	-	77,715	11,113
Goodwill, net	-	992,839	141,974
Investments in affiliates	-	113,262	16,196
Right of use assets	-	1,800	257
Non-current assets of discontinued operations	1,164,561	-	-
Total non-current assets	1,164,561	1,202,598	171,968
Total assets	3,365,977	3,453,807	493,886

MAASE INC.

Unaudited Condensed Consolidated Balance Sheets - (continued)
(In thousands, except for shares and per share data)

	As of June 30, 2025	As of December 31, 2025
	Audited	Unaudited
	RMB	RMB	US$
			Note 2(v)
LIABILITIES, MEZZANINE EQUITY AND EQUITY:
Current liabilities:
Accounts payable	-	682	98
Contract liabilities	-	7,391	1,057
Other payables and accrued expenses	4,957	12,721	1,817
Accrued payroll	-	921	132
Amount due to related parties	-	19,375	2,771
Current operating lease liabilities	-	572	82
Long-Term Loan, Current Portion	-	758	108
Current liabilities of discontinued operations	569,037	-	-
Total current liabilities	573,994	42,420	6,065
Non-current liabilities:
Long-term loan	-	1,160	166
Deferred tax liabilities	-	16,234	2,321
Non-current operating lease liabilities	-	1,334	191
Non-current liabilities of discontinued operations	603,875	-	-
Total non-current liabilities	603,875	18,728	2,678
Total liabilities	1,177,869	61,148	8,743

Commitments and contingencies

Mezzanine equity:
Redeemable ordinary shares (US$0.09 par value, 22,175 and 22,175 Class A ordinary shares issued and outstanding as of June 30, 2025 and December 31, 2025, respectively) (Note 19)	47,935	49,039	7,012

Shareholders’ Equity:
Class A ordinary shares (Authorized shares:4,000,000,000 at US$0.09 par value; issued 9,273,208 and 313,219,991 shares, of which 9,228,398 and 313,175,181 shares were outstanding as of June 30, 2025 and December 31, 2025, respectively)	5,973	201,199	28,771
Class B ordinary shares (Authorized shares:1,000,000,000 at US$0.09 par value; issued and outstanding 6,666,668 and 6,666,668 shares as of June 30, 2025 and December 31, 2025, respectively)	4,379	4,379	626
Treasury stock	(29)	(29)	(4)
Additional paid-in capital	1,125,933	4,638,315	663,270
Statutory reserves	23,216	-	-
Accumulated deficit	(517,369)	(1,502,858)	(214,906)
Accumulated other comprehensive (loss) income	(6,012)	2,614	374
Total Maase Inc. shareholders’ equity	636,091	3,343,620	478,131
Noncontrolling interests	1,504,082	-	-
Total shareholders’ equity	2,140,173	3,343,620	478,131
Total liabilities, mezzanine equity and shareholders’ equity	3,365,977	3,453,807	493,886

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MAASE INC.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(In thousands, except for shares and per share data)

	Six months ended December 31,
	2024	2025	2025
	RMB	RMB	US$
			Note 2(v)
Net revenues	—	3,138	449
Operating costs and expenses:
Cost of revenue	—	(2,673)	(383)
Selling expenses	—	(370)	(53)
General and administrative expenses	(1,453)	(18,669)	(2,670)
Research and development expenses	—	(227)	(32)
Total operating costs and expenses	(1,453)	(21,939)	(3,138)
Loss from operations	(1,453)	(18,801)	(2,689)
Net loss from fair value change	—	(1,329)	(190)
Interest income (expense), net	131	(46)	(7)
Sundry (expense) income, net	(7)	133	19
Loss before income taxes and share of loss of affiliates	(1,329)	(20,043)	(2,867)
Income tax benefit	—	1,095	157
Share of loss of affiliates	—	(1,225)	(175)
Net loss from continuing operations	(1,329)	(20,173)	(2,885)
Net income (loss) from discontinued operations, net of tax	314,489	(1,829,116)	(261,560)
Net income (loss)	313,160	(1,849,289)	(264,445)
Less: net income attributable to the noncontrolling interests
Continuing operations	—	—	—
Discontinued operations	81,050	—	—
Net income (loss) attributable to owners of the Company	232,110	(1,849,289)	(264,445)
Continuing operations	(1,329)	(20,173)	(2,885)
Discontinued operations	233,439	(1,829,116)	(261,560)
Distributed earnings:	—	—	—
Less: Accretion of redeemable ordinary shares	—	1,103	158
Net income (loss) attributable to ordinary shareholders of the Company	232,110	(1,850,392)	(264,603)

MAASE INC.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) - (continued)
(In thousands, except for shares and per share data)

	Six months ended December 31,
	2024	2025	2025
	RMB	RMB	US$
			Note 2(v)
Net income (loss) per share attributable to ordinary shareholders of the Company- Basic *:
Continuing operations	(0.578)	(0.116)	(0.017)
Discontinued operations	56.394	(9.930)	(1.420)
Total basic	55.817	(10.045)	(1.436)

Net income (loss) per share attributable to ordinary shareholders of the Company- Diluted *:
Continuing operations	(0.578)	(0.116)	(0.017)
Discontinued operations	56.394	(9.930)	(1.420)
Total diluted	55.817	(10.045)	(1.436)

Shares used in calculating net income per share*:

Basic:	4,139,417	184,208,961	184,208,961
Diluted:	4,139,417	184,208,961	184,208,961

Net income (loss)	313,160	(1,849,289)	(264,445)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	479	3,814	545
Unrealized net loss on short term investments	(3,085)	—	—
Disposal of subsidiaries	—	4,812	688
Total comprehensive income(loss)	310,554	(1,840,663)	(263,212)
Less: Comprehensive income attributable to the noncontrolling interests	81,050	—	—
Comprehensive income (loss) attributable to ordinary shareholders the Company	229,504	(1,840,663)	(263,212)

*	Giving retroactive effect to the 1-for-90 reverse share split effected on June 23, 2025

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MAASE INC.

Unaudited Condensed Consolidated Statements of Shareholders’ Equity

(In thousands, except for shares and per share data)

	Share Capital*		Share Capital*			Treasury Stock
	Number of Class A ordinary shares*	Amounts	Number of Class B ordinary Shares*	Amounts	Additional Paid-in Capital	Number of Shares*	Amounts	Statutory Reserves	Accumulated deficit	Accumulated Other Comprehensive (Loss) income	Noncontrolling Interests	Total shareholders’ equity
		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of July 1, 2024	4,162,059	2,617	—	—	1,583,017	44,817	(29)	23,064	(321,254)	(2,293)	1,308,792	2,593,914
Net income	—	—	—	—	—	—	—	—	232,110	—	81,050	313,160
Foreign currency translation	—	—	—	—	—	—	—	—	—	479	432	911
Unrealized net loss on available-for-sale investments	—	—	—	—	—	—	—	—	—	(3,085)	(2,560)	(5,645)
Exercise of share option	—	—	—	—	38	—	—	—	—	—	37	75
Share-based compensation	—	—	—	—	7,114	—	—	—	—	—	8,403	15,517
Injection from non controlling interests	—	—	—	—	48	—	—	—	—	—	46	94
Disposal of subsidiaries	—	—	—	—	(1,568)	—	—	—	—	—	(2,464)	(4,032)
Accretion of redeemable ordinary shares	—	—	—	—	(1,062)	—	—	—	—	—	—	(1,062)
Provision of statutory reserve	—	—	—	—	—	—	—	132	(132)	—	—	—
Increase of equity interests in a subsidiary	—	—	—	—	(132,650)	—	—	—	—	—	128,994	(3,656)
Balance as of December 31, 2024	4,162,059	2,617	—	—	1,454,937	44,817	(29)	23,196	(89,276)	(4,899)	1,522,730	2,909,276
Balance as of December 31, 2024 in US$ (Note 2(v))	4,162,059	359	—	—	199,326	44,817	(4)	3,178	(12,231)	(671)	208,613	398,570

*	Giving retroactive effect to the 1-for-90 reverse share split effected on June 23, 2025

MAASE INC.

Unaudited Condensed Consolidated Statements of Shareholders’ Equity - (continued)
(In thousands, except for shares and per share data)

	Share Capital*		Share Capital*			Treasury Stock
	Number of Class A ordinary shares*	Amounts	Number of Class B ordinary Shares*	Amounts	Additional Paid-in Capital	Number of Shares*	Amounts	Statutory Reserves	Accumulated deficit	Accumulated Other Comprehensive (Loss) income	Noncontrolling Interests	Total shareholders’ equity
		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of July 1, 2025	9,273,208	5,973	6,666,668	4,379	1,125,933	44,810	(29)	23,216	(517,369)	(6,012)	1,504,082	2,140,173
Net loss	—	—	—	—	—	—	—	118	(1,849,407)	—	—	(1,849,289)
Foreign currency translation	—	—	—	—	—	—	—	—	—	3,814	—	3,814
Issuance of Class A ordinary shares and warrants	10,000,000	6,460	—	—	142,762	—	—	—	—	—	—	149,222
Acquisition of subsidiaries (Note 3)	293,896,783	188,734	—	—	2,954,348	—	—	10,000	—	—	—	3,153,082
Exercise of share option	50,000	32	—	—	(32)	—	—	—	—	—	—	0
Share-based compensation	—	—	—	—	5,216	—	—	—	—	—	—	5,216
Disposal of subsidiaries	—	—	—	—	411,192	—	—	(33,334)	863,918	4,812	(1,504,082)	(257,494)
Accretion of redeemable ordinary shares	—	—	—	—	(1,104)	—	—	—	—	—	—	(1,104)
Balance as of December 31, 2025	313,219,991	201,199	6,666,668	4,379	4,638,315	44,810	(29)	—	(1,502,858)	2,614	—	3,343,620
Balance as of December 31, 2025 in US$ (Note 2(v))	313,219,991	28,771	6,666,668	626	663,270	44,810	(4)	—	(214,906)	374	—	478,131

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MAASE INC.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Six months ended December 31,
	2024	2025	2025
	RMB	RMB	US$
			Note 2(v)
Cash flows from operating activities:
Net income (loss)	313,160	(1,849,289)	(264,445)
Adjustments to reconcile net loss to net cash generated from operating activities:
Depreciation expense	5,323	3,570	511
Amortization of intangible assets	50,304	4,782	684
Non-cash operating lease expense	29,146	9,036	1,292
Early termination of operating lease	1,545	705	101
Provision for allowance for credit losses on financial assets	45,184	1,685,332	240,999
Impairment loss on goodwill and intangible assets	355,903	—	—
Compensation expenses associated with stock options	15,517	1,173	168
Gain on disposal of property, plant and equipment	(406)	(5,422)	(775)
Fair value change of other current assets and other non-current assets	8,827	8,825	1,262
Investment (income) loss	(337)	317	45
Net (gain) loss on disposal of subsidiaries	(896,977)	47,364	6,773
Derecognition of a contingent consideration	(4,089)	17,627	2,521
Interest accrued for other receivables (loan receivables) and prepayment for investment	(9,433)	(13,735)	(1,964)
Share of income and impairment of affiliates, net	9,131	1,225	175
Deferred taxes	97,970	(10,320)	(1,476)
Property, plant and equipment written off	3,289	—	—
interest repayment for short term loan	(94)	—	—
Interest paid	—	(33)	(5)
Changes in operating assets and liabilities:
Accounts receivable and contract assets	55,694	69,931	10,000
Insurance premium receivables	96,096	—	—
Other receivables	(265,175)	(168,759)	(24,132)
Other current assets	10,204	(133,217)	(19,050)
Other non-current assets	1,971	218,716	31,276
Accounts payable and accrued commissions	(89,347)	(63,348)	(9,059)
Contract liabilities	—	42	6
Inventories	—	(4,021)	(575)
Insurance premium payables	—	(28)	(4)
Other payables and accrued expenses	318,587	156,789	22,420
Amount due to related parties	—	(1,360)	(194)
Accrued payroll	1,413	6,294	900
Income taxes payable	(20,592)	(8,383)	(1,199)
Lease liabilities	(29,052)	(9,746)	(1,394)
Other current liabilities	(3,158)	—	—
Other tax liabilities	(1,981)	3,929	562
Net cash generated from operating activities	98,623	(32,004)	(4,577)
Cash flows from investing activities:
Purchase of short term investments	(289,694)	(17,037)	(2,436)
Proceeds from disposal of short term investments	248,063	3,295	471
Proceeds from disposal of an investment	—	11,629	1,663
Purchase of property, plant and equipment	(4,241)	(2,925)	(418)
Proceeds from disposal of property, plant, and equipment	3,122	12,323	1,762
Disposal of subsidiaries, net of cash disposed	(37,632)	(100,762)	(14,409)
Cash paid out for loan receivables from third parties	(111,000)	—	—
Cash received for loan receivables from third parties	15,500	—	—

MAASE INC.

Unaudited Condensed Consolidated Statements of Cash Flows - (continued)

(In thousands)

	Six months ended December 31,
	2024	2025	2025
	RMB	RMB	US$
			Note 2(v)
Purchase of intangible assets	(637)	—	—
Investment to other investments	(2,586)	—	—
Proceeds from disposal of other investments	—	1,800	257
Loan to related parties	—	(5,587)	(799)
Loan from related parties	—	37,865	5,415
Acquisition of subsidiary, net of cash acquired	—	2,513	359
Net cash used in investing activities	(179,105)	(56,886)	(8,135)
Cash flows from financing activities:
Proceeds of issuance of ordinary shares	94	4,196	600
Proceeds from bank borrowings and other borrowings	36,601	75,843	10,846
Repayment of bank borrowings and other borrowings	—	(100,180)	(14,326)
Proceeds on exercise of stock options	75	73	10
Acquisition of non-controlling interests in subsidiaries	(3,795)	—	—
Net cash generated from (used in) financing activities	32,975	(20,068)	(2,870)
Net decrease in cash and cash equivalents, and restricted cash	(47,507)	(108,958)	(15,582)
Cash and cash equivalents and restricted cash at beginning of period	370,396	105,315	15,060
Effect of exchange rate changes on cash and cash equivalents	916	5,182	742
Cash and cash equivalents and restricted cash at the end of period	323,805	1,539	220
Reconciliation in amounts on the consolidated balance sheets:
Cash and cash equivalents at the end of the period	270,178	1,539	220
Restricted cash at the end of the period	53,627	—	—
Total of cash and cash equivalents and restricted cash at the end of period	323,805	1,539	220

Supplemental disclosure of cash flow information:
Interests paid	—	(33)	(5)
Supplemental disclosure of non-cash flow information:
Right-of-use assets obtained in exchange for lease obligations	(10,233)	(9,399)	(1,344)
Acquisition of subsidiaries through issuing ordinary shares	—	(2,513)	(359)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MAASE INC.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands, except for shares and per share data)

(1) Organization and Description of Business

Maase Inc. (the “Company”) (formerly known as “Highest Performances Holdings Inc.” and “Puyi Inc.”) was incorporated in the Cayman Islands in July 2018 and listed on the Nasdaq on March 29, 2019. On March 13, 2024, the Company changed its name from Puyi Inc. to Highest Performances Holdings Inc. On June 3, 2025, the Company changed its name from Highest Performances Holdings Inc. to Maase Inc.

AIFU Inc. (“AIFU”) (formerly known as “AIX Inc.” and “Fanhua Inc.”) held approximately 4.46% of the Company’s equity interests since September 2018. On December 22, 2023, the Company entered into a share repurchase agreement with AIFU, pursuant to which the Company agreed to repurchase all of the 4.46% equity interests (see details in Note 20). Concurrently, a wholly-owned subsidiary of AIFU entered into a share transfer agreement with the Company to acquire 15.41% equity interests in Fanhua Puyi Fund Sales Co., Ltd. (“Puyi Fund”), a wholly-owned subsidiary of the Company, at an aggregate consideration including a transfer price for the aforementioned 4.46% equity interests and cash of RMB10,463 which was accounted for as a partial disposal of the Group’s equity interests in Puyi Fund to AIFU without losing its control over Puyi Fund. No disposal gain or loss was recognized.

On December 27, 2023, the Company and certain shareholders of AIFU (the “Selling Shareholders”) entered into securities exchange agreements (the “Securities Exchange Agreements”). According to the terms and conditions set forth in the Securities Exchange Agreements, the Company issued an aggregate of 284,113,315 ordinary shares (equivalent to 3,156,814 Class A ordinary shares of a par value of US$0.09 each (the “Class A Ordinary Shares”) after giving effect to the 1-for-90 reverse share split effected on June 23, 2025) to the Selling Shareholders, and in exchange therefor, the Selling Shareholders transferred to the Company an aggregate of 568,226,628 ordinary shares of AIFU (equivalent to 1,420,567 Class A ordinary shares of AIFU after giving effect to AIFU’s 1-for-400 reverse share split effected on May 21, 2025) that they beneficially owned (the “Transaction through Exchange of Equity Interests”). The transaction was completed on December 31, 2023. As a result of the Transaction through Exchange of Equity Interests, the Company owned approximately 50.10% of AIFU’s equity interests and the Selling Shareholders collectively obtained around 76.67% of the Company’s equity interests. Upon the closing of the transaction, the Company directly owned a majority equity interest as well as the voting rights in AIFU through which the Company possessed a controlling financial interest. On the other hand, the 76.67% of the Company’s equity interests were dispersed amongst the individual Selling Shareholders with none holding a majority equity interest in the Company. The transaction is accounted for as a business combination using the acquisition method. The Company, as a legal acquirer, is determined as the accounting acquirer while AIFU is identified as the legal and accounting acquiree. In identifying the accounting acquirer, management’s assessment gives more weight to the factor in which the Company obtained control over more than 50% of the voting interests in AIFU.

On December 27, 2024, AIFU transferred all of its interests in Fanhua RONs (Beijing) Technology Co., Ltd. (“Fanhua RONS Technologies”) and Shenzhen Xinbao Investment Co., Ltd. (“Xinbao Investment”) and its subsidiaries to BGM Group Ltd. (“BGM”) in exchange for BGM’s 69,995,661 Class A ordinary shares at a consideration of approximately US$140,000 (the “BGM Transaction”). Prior to the transaction, AIFU performed a series of restructuring to transfer equity interest of Fanhua RONS Technologies and Xinbao Investment to a newly incorporated wholly owned subsidiary through contractual arrangements. The historical contractual arrangements among (x) the AIFU’s wholly-owned PRC subsidiary Fanhua Insurance Sales Service Group Company Limited and Beijing Fanlian Investment Co., Ltd., (y) the former consolidated VIEs, and (z) the individual nominee shareholders of the former consolidated VIEs (“AIFU’s Contractual Arrangements”) were terminated at the date of closing the transaction with BGM.

MAASE INC.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands, except for shares and per share data)

(1) Organization and Description of Business (continued)

In January 2025, AIFU disposed of 100% equity interests in Guangdong Meidiya Investment Co., Ltd. (“Meidiya”) to a third party for cash consideration of RMB30,240. Meidiya holds approximately 44.7% of the equity interests of Fanhua Insurance Surveyors & Loss Adjustors Co., Ltd. (“FHISLA”) and its subsidiaries (collectively referred to as the “Disposed Adjusting Group”). The Disposed Adjusting Group historically constituted the Group’s claims-adjusting segment, over which the Group exercised control through a series of act-in-concert arrangements. Accordingly, the Group deconsolidated the Disposed Adjusting Group with effect from January 1, 2025 and no longer conducts any material operations in the claims-adjusting business.

In September 2025, the Company entered into an agreement with a third party to dispose of 100% equity interests in Puyi Group Limited, together with all equity interests in subsidiaries directly or contractually controlled by Puyi Group Limited (collectively referred to as the “Disposed Puyi Group”) for a total cash consideration of RMB70,000. Accordingly, the Group deconsolidated the Disposed Puyi Group with effect from September 30, 2025, and no longer conducts any material operations in the wealth management business.

On July 18, 2025, the Company entered into a transaction agreement to acquire 100% of the equity interest of Real Prospect Limited (“Real Prospect”), for a consideration of an aggregate of 98,002,174 Class A Ordinary Shares, at a purchase price of US$1.5 per share. The Group completed the acquisition of Real Prospect and its subsidiaries on October 28, 2025.

On July 28, 2025, the Company entered into a transaction agreement to acquire 100% of the equity interest of Carve Group Ltd (“Carve Group”), for a consideration of an aggregate of 195,894,609 Class A Ordinary Shares, at a purchase price of US$1.5 per share. MAAS completed the acquisition of Carve Group and its subsidiaries on August 27, 2025.

In December 2025, AIFU completed the issuance of 5,000,000 Class B ordinary shares to a third party. Following this issuance, the Company’s aggregate beneficial ownership of the total outstanding shares of AIFU was diluted to approximately 7.85%, and its aggregate voting power was diluted to approximately 16.75%. As a result of the AIFU reorganization, the Group no longer holds the controlling financial interest in AIFU and its subsidiaries (collectively referred to as the “Deconsolidated AIFU Group”). Accordingly, the Deconsolidated AIFU Group was deconsolidated from the Group as of December 31, 2025, and the Group no longer conducts any material operations in the insurance agency business.

The Company, its subsidiaries and the consolidated variable interest entities (see Note 2(a) for details) are collectively referred to as the “Group”.  In prior fiscal years, the Group was principally engaged in the provision of agency services and wealth management service. Following the disposal of the Disposed Puyi Group in September 2025 and the deconsolidation of the Deconsolidated AIFU Group in December 2025, the Group is principally engaged in the provision of sale of health and wellness products including bird’s nest-based nutritional products, and the sale of mobile charging robots and charging piles, and convenient charging services in the People’s Republic of China (the “PRC”). Consequently, the Group has ceased its wealth management business since the disposal of the Disposed Puyi Group and its agency business since the deconsolidation of the Deconsolidated AIFU Group (see Note 4 for details). Additionally, following the disposal of the Disposed Adjusting Group in January 2025, the Group has no longer engaged in the claim adjusting business (see Note 4 for details).

MAASE INC.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands, except for shares and per share data)

(1) Organization and Description of Business (continued)

As of December 31, 2025, subsidiaries of the Company include the following:

Entities	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activity
Carve Group Ltd (“Carve Group”)	February 5, 2025	British Virgin Islands	100%	an investment holding company
Yunshang Management Company Limited (“Yunshang”)	March 27, 2025	Hong Kong	100%	an investment holding company
Shenzhen Hillstar Management Consulting Co., Ltd (“Shenzhen Hillstar”)	July 3, 2025	Shenzhen, China	100%	an investment holding company
Zhongshen Resources Development (Liaoning) Co., Ltd (“Zhongshen”)	February 11,2025	Liaoning, China	100%	cultivation and supply of scarce wild-grown traditional Chinese medicine resources
Glyken Bird Nest Technology (Shenzhen) Co., Ltd (“Glyken”)	April 1, 2020	Shenzhen, China	100%	sales of health and wellness products
Guangxi Free Trade Zone Yanwo Bio-technology Co., Ltd. (“Guangxi Yanwo”)	August 10, 2020	Guangxi, China	90%*	research and development, production, and sales of health and wellness products
Yanwa Brand Operation (Shenzhen) Co., Ltd.	January 26, 2020	Shenzhen, China	100%	sales of health and wellness products
Yanwo Health Food Technologies (Shenzhen) Co., Ltd.	December 12, 2019	Shenzhen, China	100%	sales of health and wellness products
Real Prospect Limited (“Real Prospect”)	June 27, 2025	Hong Kong	100%	an investment holding company
Shenzhen Guibao Intelligent Management Co., Ltd. (“Shenzhen Guibao”)	August 4, 2025	Shenzhen, China	100%	an investment holding company
Qingdao Mai Si Technology Co., Ltd. (“Maisi”)	January 19, 2024	Qingdao, China	100%	Developing, production, and operating charging piles and mobile charging robots to provide convenient charging services

Note: Glyken holds a 90% equity interest in Guangxi Yanwo, while the remaining 10% equity interest is subscribed to by an independent third party. Pursuant to Article 42 of the Articles of Association of Guangxi Yanwo, profits shall be distributed among shareholders in proportion to their respective paid-in capital contributions. As of December 31, 2025, Glyken has fully paid its capital contribution to Guangxi Yanwo, whereas the 10% minority shareholder has not yet made any capital contribution. In accordance with the Articles of Association of Guangxi Yanwo, Glyken is entitled to 100% of the dividends distributable by Guangxi Yanwo.

(2) Summary of Significant Accounting Policies

(a)	Basis of Presentation and Consolidation

The unaudited condensed consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The unaudited condensed consolidated financial statements include the financial statements of the Company, all its subsidiaries and those former variable interest entities (the “VIEs”) of which the Company is the primary beneficiary from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in consolidation.

MAASE INC.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(a)	Basis of Presentation and Consolidation (continued)

Prior to the disposal of the Disposed Puyi Group in September 2025 and the disposal of Fanhua RONS Technologies and Xinbao Investment in December 2024, in order to comply with PRC laws and regulations that prohibit or restrict foreign control of companies involved in the provision of internet content and other restricted businesses, the Group operated certain of its businesses that were subject to such restrictions in the PRC through PRC domestic companies (the “former consolidated VIEs”), whose equity interests were held by certain individuals (“Nominee Shareholders”). The former consolidated VIEs herein refer to Puyi Bohui, Xinbao Investment, RONS Technologies and their respective subsidiaries prior to December 2024 and refer to Puyi Bohui and its subsidiaries since December 2024 until September 2025. The Group obtained control over these PRC domestic companies by entering into a series of contractual arrangements with them and their respective Nominee Shareholders. Management concluded that these PRC domestic companies were former consolidated VIEs of the Group, of which the Group was the primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in its unaudited condensed consolidated financial statements until their respective disposals. See Note 14 for details.

To align with the termination of act-in-concert arrangements among Meidiya and the other shareholders of FHISLA by mutual agreement of the parties, a disposal plan was formed in January 2025 to divest the Group’s claim adjusting businesses. The Company’s sales of the Disposed Adjusting Group, Disposed Puyi Group and deconsolidation of the Deconsolidated AIFU Group (collectively referred to as the “Disposed Group”) represented a strategic business shift having a major effect on the Group’s operations and financial results. The results of operations for the Disposed Group are presented as discontinued operations on the unaudited condensed consolidated statements of operations and comprehensive income (loss), and assets and liabilities are reflected as “Assets and Liabilities of Discontinued Operations” on the unaudited condensed consolidated balance sheets for all periods presented. Amounts for all periods discussed below reflect the results of operations, financial condition and cash flows from the Company’s continuing operations, unless otherwise noted. Refer to Note 4 for further discussion on the Group’s discontinued operations.

(b)	Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Group to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Group bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, inventory write-downs, the allowance for credit losses, estimated useful lives of property, plant, and equipment, intangible assets and operating lease right-of-use assets, goodwill valuation, recognition of share-based compensation expenses, short term investment, the realization of deferred tax assets and impairment assessment of long-lived assets.

(c)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments, which have original maturities of three months or less, and that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates.

MAASE INC.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(d)	Short Term Investments

All investments with original maturities less than twelve months or investments that are expected to be realized in cash during the next twelve months are classified as short-term investments. The Group accounts for short-term debt investments in accordance with ASC Topic 320, Investments – Debt Securities (“ASC 320"). The Group classifies the short-term investments in debt securities as held-to-maturity or available-for-sale, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

Short-term debt investments primarily consist of wealth management products issued by banks. These instruments are classified as available-for-sale and are measured at fair value through profit or loss in accordance with ASC 320. As of June 30, 2025 and December 31,2025, the Group held short-to-medium term money market funds with fair values of approximately RMB4.3 million and RMB 0.8 million, respectively. Related investment income, including investment gains of nil and RMB1,600 for the six months ended December 31, 2024 and 2025, respectively, is recognized within “net loss from fair value change” in the unaudited condensed consolidated statements of operations and comprehensive income (loss).

Under ASC 321, equity investments with readily determinable fair values are measured at fair value, with changes in fair value recognized in net income. The Group’s equity investments as of December 31, 2025 are measured at fair value and recorded within “other current assets” on the unaudited condensed consolidated balance sheets. These investments are remeasured to fair value at each reporting date, and unrealized and realized gains and losses are recognized in the unaudited condensed consolidated statements of operations and comprehensive income (loss) under “net losses from fair value changes.”

No impairment losses were recognized on short-term investments or equity investments for the six months ended December 31, 2024 and 2025. Under ASC 321, equity investments measured at fair value are not subject to impairment assessment because changes in fair value are recognized in net income as they occur.

(e)	Accounts Receivable

Accounts receivable is recorded at the amount that the Group expects to collect and do not bear interest. Accounts receivable primarily represents fees receivable on sales of health and wellness products from customers. Accounts receivable is generally settled within 30 days since the initial recognition pursuant to the payment terms in the contract with customers.

The Group evaluates the collectability of its accounts receivable based on a combination of factors. The provision of credit losses for accounts receivable is based upon the current expected credit losses (“CECL”) model by pooling accounts receivable into various age buckets (e.g., within 1 year, 1-2 years, 2-3 years and longer than 3 years) as balances within the same range of aging share similar risk characteristics and applying expected credit loss rates to each pool. The Group has fully provided CECL for accounts receivable aging longer than three years. In assessing the CECL, the Group considers both quantitative and qualitative information that is reasonable and supportable, including relevant available information from internal and external sources, related to past events, historical credit loss experience, current and future economic events as well as other conditions that may be beyond the Group’s control. Credit loss expenses are assessed periodically and included in general and administrative expenses on the unaudited condensed consolidated statements of operations and comprehensive income (loss). Accounts receivable that are deemed uncollectible when all collection efforts have been exhausted, which typically lasts for no less than three years past due, are written off against the allowance for credit loss.

MAASE INC.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(f)	Inventories, net

Inventories are stated at the lower of cost and net realizable value. Inventories primarily consist of:

●	Raw materials and finished goods related to the bird’s nest-based nutritional products;

●	Raw materials, work in progress, and finished goods used in the manufacture of mobile charging robots and other mobile energy replenishment equipment;

●	Wild-grown ginseng roots aged over 40 years that are under cultivation and have not yet been harvested.

For bird’s nest products and mobile charging robots and other mobile energy replenishment equipment, the cost of inventories includes direct materials, direct labor, and an appropriate allocation of manufacturing overhead. Cost is determined using the first-in, first-out (FIFO) method. Ginseng roots inventories primarily represent capitalized costs associated with growing ginseng roots, including but not limited to initial purchase cost based on valuation, plantation, cultivation, pest control, pruning, irrigation, and other related costs. Although these ginseng roots are classified as inventory as they are cultivated for sale in the ordinary course of business, they are presented as non-current assets due to their long cultivation cycle. The Group regularly assesses the net realizable value of its inventories. A provision for obsolescence (inventory write-down) is recognized when the carrying amount exceeds the estimated net realizable value. This estimation considers factors such as the current condition of inventory, aging, expected future demand, and anticipated selling prices. For the six months ended December 31, 2024 and 2025, no inventory write-downs were recorded based on the assessment.

(g)	Other receivables

Other receivables primarily include consideration receivable from share issuance, consideration receivable disposal of an investment, loans to a third party, deposits, advances to staff and other receivables. Management reviews the composition of deposits and other receivables and determines if an allowance for credit loss is needed. Based on management’s assessment, no allowance was recorded for the six months ended December 31, 2024 and 2025.

(h)	Property, Plant and Equipment, net

Property, plant and equipment include building, charging piles and robots, machinery and equipment, office equipment, furniture and fixtures, motor vehicles and construction in progress. Construction in progress includes direct costs that are related to the construction of charging piles, and are incurred in connection with bringing the assets to their intended use. Construction in progress is transferred to specific charging piles, the depreciation of these assets commences when the assets are ready for their intended use.

Property, plant and equipment are stated at cost. Depreciation is calculated using the straight-line method over the following estimated useful lives, taking into account residual value:

	Estimated useful life (Years)	Estimated residual value
Building	20	10%
Machinery and equipment	3-10	0-5%
Charging piles and robots	5-10	0%
Office equipment, furniture and fixtures	3-5	0%-5%
Motor vehicles	4-5	5%
Electronic equipment	3-10	5%

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(h)	Property, Plant and Equipment, net (continued)

The depreciation methods and estimated useful lives are reviewed regularly. The following table summarizes the depreciation expense recognized in the unaudited condensed consolidated statements of operations and comprehensive income (loss):

	Six months ended December 31,
	2024	2025
	RMB	RMB
Cost of revenue	-	333
General and administrative expenses	-	332
Research and development expenses	-	3
Depreciation expense	-	668

(i)	Business combinations and non-controlling interests

The Group evaluates acquisitions of assets to assess whether or not the transaction should be accounted for as a business combination or asset acquisition. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group applies a “screen test” that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

Transactions in which the acquired is considered a business are accounted for as a business combination as described below. Conversely, transactions not considered as business acquisition are accounted for as acquisition of assets and liabilities. In such transactions, the cost of acquisition is allocated proportionately to the acquired identifiable assets and liabilities, based on their proportionate fair value on the acquisition date. In an asset acquisition, no goodwill is recognized.

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. The consideration transferred in a business combination is measured as the aggregate of the acquisition-date fair value of the assets transferred, liabilities incurred by the Group to the selling shareholders of the acquiree, and the equity interests issued by the Group. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the consideration transferred, the fair value of any non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill.

The consideration for the Group’s business acquisitions may include future payments that are contingent upon the occurrence of a particular event or events. Contingent consideration also takes the form of a right of the Group to the returns of previously transferred assets or issued equity interests from the sellers of the acquired business. Both the rights and obligations for such contingent consideration returns and payments are recorded at fair value on the acquisition date. The Group’s contingent right to receive a return of some equity interests issued (i.e., contingently returnable shares) is recognized as an asset and measured at fair value. The Group’s obligation to pay contingent consideration is recognized and classified as a liability and measured at fair value. The contingent consideration rights and obligations are subsequently evaluated each reporting period with changes in fair value recognized as a gain or loss and recorded within change in the fair value of contingent assets and liabilities in the unaudited condensed consolidated statements of operations and comprehensive income (loss).

MAASE INC.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(i)	Business combinations and non-controlling interests (continued)

For the Group’s majority-owned subsidiaries and subsidiaries of VIEs, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net income (loss) on the consolidated statements of operations and comprehensive income (loss) includes the net income (loss) attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests, are recorded as non-controlling interests on the Group’s unaudited condensed consolidated balance sheets.

(j)	Goodwill and Other Intangible Assets

 Goodwill

Goodwill represents the excess of costs over fair value of net assets of businesses acquired in a business combination. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise.

The Group had three reporting units from December 31, 2023 upon the completion of the business combination transaction of AIFU to January 1, 2025 upon the completion of the disposal of the claim adjusting business (see Note 4 for details).

From January 1, 2025 to August 31, 2025 upon the completion of the business combination transaction of Carve Group, the Group operated in two reporting units. From August 31, 2025 to September 30, 2025 upon the completion of the disposal of the wealth management business (see Note 4 for details), the Group operated in three reporting units.

From September 30, 2025 to October 30, 2025 upon the completion of the business combination transaction of Real Prospect, the Group operated in two reporting units. From October 30, 2025 to December 31, 2025 upon the deconsolidation of the agency service business (see Note 4 for details), the Group operated in three reporting units. As of December 31, 2025, the Group operated in two reporting units.

The impairment test for goodwill is performed as of year-end or if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount by comparing the fair value of a reporting unit with its carrying value. In testing goodwill for impairment, the Group elects to perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. A quantitative assessment is performed if the qualitative assessment results in a more-likely-than-not determination. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not impaired and no further testing is required. If the fair value of the reporting unit is less than the carrying value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Estimates of fair value are primarily determined by using discounted cash flows. Discounted cash flows method is dependent upon assumptions of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates, operating margins and the discount rates applicable to future cash flows. For the six months ended December 31, 2024 and 2025, no impairment of goodwill was recorded based on the assessment.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(j)	Goodwill and Other Intangible Assets (continued)

Intangible Assets

Identifiable intangibles assets are required to be determined separately from goodwill based on their fair values. In particular, an intangible asset acquired in a business combination should be recognized as an asset separate from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. Intangible assets with a finite economic life are carried at cost less accumulated amortization. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives on a straight-line basis.

The estimated useful lives for the Group’s intangible assets are as follows:

Estimated useful life (Years)
Software Copyright	5-10
Patent	5-10
Trade names	5-10
Forest land use right	31
Software	10
Human Capital	5
Customer Relationships	5
In-Process Research & Development	3
Supplier Relationships and Vendor Agreements	5

(k)	Investments in Affiliates

The Group uses the equity method of accounting for investments in which the Group has the ability to exercise significant influence, but does not have a controlling interest. Under the equity method, investments are initially recognized at cost and subsequently adjusted to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and its share of other comprehensive income. The Group recorded nil and an investment loss of RMB1,225 in share of loss of affiliates in the unaudited condensed consolidated statements of operations and comprehensive income (loss) for the six months ended December 31, 2024 and 2025, respectively.

The Group continually reviews its investment in equity investees to determine whether a decline in fair value to an amount below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as the stock price of the investee and its corresponding volatility, if publicly traded, the Group’s intent and ability to hold the investment until recovery, and changes in the macro-economic, competitive and operational environment of the investee. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(l)	Impairment of Long-Lived Assets

Property, plant, and equipment and intangible assets with definite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying value of the asset exceeds the fair value of the asset. No impairment loss on intangible assets was recorded during the six months ended December 31, 2024 and 2025 in the unaudited condensed consolidated statements of operations and comprehensive income (loss).

(m)	Redeemable ordinary shares

The Company accounts for ordinary shares subject to possible redemption in accordance with ASC 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to conditional redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the control of the Company is classified as mezzanine equity. The Company evaluates the probability of these redeemable ordinary shares becoming redeemable at each reporting date. If it is probable that the redeemable ordinary shares will become redeemable, the Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the instrument to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares shall be affected by charges against retained earnings, in the absence of retained earnings, as a charge against additional paid-in capital. Accordingly, if the ordinary shares are not currently redeemable and it is not probable that the ordinary shares will become redeemable, subsequent adjustment of the amount presented in temporary equity is unnecessary.

(n)	Treasury Shares

 Treasury shares represent ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchased ordinary shares are recorded whereby the total par value of shares acquired is recorded as treasury stock and the difference between the par value and the amount of cash paid is recorded in additional paid-in capital. If additional paid-in capital is not available or is not sufficient, the remaining amount is to reduce retained earnings.

(o)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Group records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Group recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Group recognizes interest and penalties related to unrecognized tax benefits, if any, on the income tax expense line in the accompanying unaudited condensed consolidated statements of operations and comprehensive income (loss). Accrued interest or penalties are included on the other tax liabilities line in the unaudited condensed consolidated balance sheets.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(p)	Share-based Compensation

All forms of share-based payments to employees and nonemployees, including restricted share units, stock options and stock purchase plans, are treated the same as any other form of compensation by recognizing the related cost in the consolidated statements of operations and comprehensive loss. The Group recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the amount of compensation cost recognized at any date must at least equal to the portion of the grant-date value of the award that is vested at that date. For awards with both service and performance conditions, if each tranche has an independent performance condition for a specified period of service, the Group recognizes the compensation cost of each tranche as a separate award on a straight-line basis; if each tranche has performance conditions that are dependent of activities that occur in the prior service periods, the Group recognizes the compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. The Group has made an accounting policy election to account for forfeitures when they occur for an award with only service conditions. For an award with a performance condition, the Group continues to assess at each reporting period whether it is probable that the performance condition will be achieved. No compensation cost is recognized for instruments that employees and nonemployees forfeit because a service condition or a performance condition is not satisfied.

Employee share-based compensation

Compensation cost related to employee stock options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. If an award requires satisfaction of one or more performance or service conditions (or any combination thereof), compensation cost is recognized if the requisite service is rendered, while no compensation cost is recognized if the requisite service is not rendered.

(q)	Employee Benefit Plans

As stipulated by the regulations of the PRC, the Group’s subsidiaries in the PRC participate in various defined contribution plans organized by municipal and provincial governments for its employees. The Group is required to make contributions to these plans at a percentage of the salaries, bonuses and certain allowances of the employees. Under these plans, certain pension, medical and other welfare benefits are provided to employees. The Group has no other material obligation for the payment of employee benefits associated with these plans other than the annual contributions described above. The contributions are charged to the unaudited condensed consolidated statements of operations and comprehensive income (loss) as they become payable in accordance with the rules of the above mentioned defined contribution plans.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(r)	Revenue Recognition

The Group has ceased its wealth management business since the disposal of the Disposed Puyi Group and its agency business since the deconsolidation of the Deconsolidated AIFU Group (see Note 4 for details). Additionally, following the disposal of the Disposed Adjusting Group in January 2025, the Group has no longer engaged in the claim adjusting business (see Note 4 for details). Consequently, the Group is principally engaged in the provision of sale of health and wellness products including bird’s nest-based nutritional products, and the sale of mobile charging robots and charging piles, and convenient charging services.

Revenue is measured at the fair value of the consideration received or receivable for the sales of goods or services in the ordinary course of the Group’s activities.

The Group recognizes revenue when control of promised goods or services is transferred to a customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. Revenue recognition is assessed under the five-step model prescribed by relevant accounting standards:

●	Identify the contract(s) with a customer.

●	Identify the performance obligation(s) in the contract.

●	Determine the transaction price.

●	Allocate the transaction price to the performance obligation(s).

●	Recognize revenue when (or as) the Group satisfies a performance obligation.

When another party is involved in providing goods or services to a customer, the Group assesses whether its promise is to provide those goods or services itself (acting as a principal) or to arrange for them to be provided by another party (acting as an agent). The Group is a principal if it controls the specified good or service before it is transferred to the customer. When acting as a principal, revenue is recognized at the gross amount of consideration. When acting as an agent, revenue is recognized at the net amount of any fee or commission to which the Group is entitled.

Control of goods or services is transferred to a customer either over time or at a point in time. For performance obligations satisfied over time, revenue is recognized based on the progress towards complete satisfaction of that obligation. Otherwise, revenue is recognized at the point in time when the customer obtains control.

The following is a description of the accounting policy for the principal revenue streams of the Group.

Product revenue recognition

The Group generates substantially all of its revenue from the sale of health and wellness products including bird’s nest-based nutritional products, and the sale of mobile charging robots and charging piles. Revenue is recognized when control of the promised goods is transferred to the customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(r)	Revenue Recognition (continued)

Sale of health and wellness products

The sale of health and wellness products primarily via offline sales. For offline sales, revenue is recognized at the point of sale when the customer obtains control of the merchandise, which is generally at the time of checkout.

For online sales conducted through platforms such as JD.com. The Group recognizes revenue at the point of time when the goods have been received by the customers based on the delivery day estimate.

Each customer order is being distinct and separately identifiable from other customer orders consider as a single performance obligation to arrange and transport goods from origin to destination designated by customer. As each customer order includes only one performance obligation and no variable consideration, no allocation of the transaction price is required. Revenue is recognized at a point in time when goods are delivered to the designated destination, as evidenced by customer’s signature on the delivery note. Shipping and handling activities are considered fulfillment activities rather than promised services and therefore, they are not considered separate performance obligations.

Payments received in advance of product shipment or transfer of control are recorded as Contract Liabilities.

Sale of mobile charging robots and charging piles

The sale of mobile charging robots and charging piles primarily via offline sales. Revenue from the sale of mobile charging robots and charging piles is recognized when control of the goods is transferred to the customer. The Group identifies the sale of equipment and the related installation services as a single performance obligation, as the installation requires specialized knowledge and is not considered distinct within the context of the contract. This is because the equipment cannot be used by the customer to obtain its intended benefit until installation and commissioning are successfully completed.

Control is deemed to transfer at the point in time when all of the following criteria are met: (i) the products have been delivered to the customer’s designated location; (ii) installation and commissioning have been completed in accordance with customer specifications; (iii) the customer has formally accepted the equipment; and (iv) collectability of the transaction price is probable. Upon satisfaction of these criteria, the customer obtains the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset.

Revenue is measured based on the transaction price, which is the amount of consideration the Group expects to be entitled to in exchange for transferring the goods, net of any applicable variable consideration, such as discounts or sales incentives. Payment terms typically range from 30 to 60 days after the satisfaction of the performance obligation.

The Group provides a manufacturer’s standard warranty on all mobile charging robots and charging piles sold, which covers the rectification of reported defects via repair, replacement, or adjustment of faulty parts or components due to materials or workmanship. The Group’s standard product warranty generally one years. The Group accrues a warranty reserve for the estimated cost of product warranties at the time revenue is recognized. The warranty liability recorded at each balance sheet date reflects management’s best estimate of the projected costs to repair or replace items under warranty. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency, and costs of future claims. When little or no claims experience exists for a product cohort, estimates are based on an analysis of actual claims incurred for similar products or earlier model years, as applicable, as well as adjusted assumptions about future activity and events, which may leverage relevant benchmark data and industry experience.

The Group reviews and adjusts the estimates on a regular basis to ensure that accruals are adequate to meet expected future warranty obligations. Initial warranty data is limited early in the launch of a new product, and these estimates are inherently uncertain. Accordingly, future adjustments to the warranty accrual may be material as the Company accumulates more actual warranty claims data. The portion of the warranty reserve expected to be incurred within the next 12 months is recorded in accrued liabilities and other current liabilities, while the remaining balance is recorded in other long-term liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of cost of revenue in the consolidated statements of operations.

The Group considers the standard warranty to be an assurance-type warranty that provides customers with assurance that the product complies with agreed-upon specifications, rather than a service-type warranty that provides incremental services to customers. Accordingly, the standard warranty does not create a separate performance obligation under ASC 606, Revenue from Contracts with Customers, and should be accounted for in accordance with ASC 460, Guarantees.

Payments received prior to the fulfillment of all revenue recognition criteria are recorded as Contract Liabilities on the unaudited condensed consolidated balance sheet. These amounts are subsequently recognized as revenue when the performance obligation is satisfied.

Charging services revenues recognition

The Group provides charging services through charging piles and mobile charging robots operated by the Group.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(r)	Revenue Recognition (continued)

Charing piles

Each customer charging request is distinct and separately identifiable from other customer requests and is considered as a single performance obligation to provide charging services at the designated charging pile. As each charging service contract includes only one performance obligation and no variable consideration, no allocation of the transaction price is required. Revenue from charging pile services is recognized at the point in time when the charging service is completed, and control is transferred to the customer. When the Group provides charging services through charging piles (under arrangements in which the Group acts as an agent, does not have discretion in setting prices, and does not bear inventory risk), the related revenue is recognized on a net basis, representing commissions earned.

Charing robots

Each customer charging request is distinct and separately identifiable from other customer requests and is considered as a single performance obligation to provide mobile charging robot services at the location designated by the customer. As each charging service contract includes only one performance obligation and no variable consideration, no allocation of the transaction price is required. Revenue from mobile charging robot services is recognized at the point in time when the charging service is completed, and control is transferred to the customer. When the Group provides charging services through mobile charging robots (under arrangements in which the Group acts as a principal and obtains control of the charging services before they are transferred to customers), the related revenue is recognized on a gross basis.

Value-added tax and surcharges

The Group is subject to value-added-tax (“VAT”) on the revenues earned for product sales in the PRC. In the accompanying combined statements of comprehensive loss, such VAT is excluded from net revenues. The Group presents revenue net of tax surcharges and value-added taxes incurred. The tax surcharges amounted to nil and RMB2 for the six months ended December 31, 2024 and 2025, respectively.

Contract liabilities

Contract liabilities arise when consideration is received from a customer before the Group satisfies the related performance obligation. The Group’s contract liabilities mainly consist of prepayments from customers. As of June 30, 2025 and December 31, 2025, respectively, the balances of the contract liabilities are nil and RMB7,391.

Contract liabilities of RMB7,225 as of December 31 2025 are expected to be realized in the following year.

Disaggregation of revenue

The following tables show, by timing of revenue recognition, revenue from contracts with customers disaggregated by service lines for the six months ended December 31, 2024 and 2025:

	Six months ended December 31, 2025
	Point in Time	Over Time	Total
	RMB	RMB	RMB
Product revenues
Sale of health and wellness products	1,135		1,135
Sale of mobile charging robots and charging piles	1,826		1,826
Charging services
Charging services through mobile charging robots	95		95
Charging services through charging piles	82		82
Total net revenues	3,138		3,138

Revenue from contracts with customers for the six months ended December 31, 2024 was nil.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(r)	Revenue Recognition (continued)

Practical expedients and exemptions

The Group generally expenses sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within selling expenses in the unaudited condensed consolidated statements of operations and comprehensive income (loss), as the amortization period is less than one year and the Group has elected the practical expedient included in ASC 606.

The Group has applied the optional exemption provided by ASC 606 to not disclose the value of remaining performance obligations not yet satisfied as of period end for contracts with original expected duration of one year or less.

(s)	Fair Value of Financial Instruments

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level 1	Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2	Applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3	Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of the Group’s financial instruments, including cash and cash equivalents, accounts receivable, other receivables, accounts payable and other payables, approximate their fair values due to the short-term nature of these instruments.

The carrying amounts of the long-term receivables and payables approximate their fair value as the interest rates are comparable to the prevailing interest rates in the market. For operating lease liabilities, fair value approximates their carrying value at the year-end as the fair value is estimated by used discounted cash flow, in which incremental borrowing rates used to discount the host contracts approximate market rates. For the six months ended December 31, 2024 and 2025, there were no transfers between different levels of inputs used to measure fair value.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(s)	Fair Value of Financial Instruments (continued)

Measured at fair value on a recurring basis

As of December 31, 2025 and June 30, 2025, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows.

		Fair Value Measurements at Reporting Date Using
Description	As of June 30, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short term investment	4,255	4,255	-	-

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short term investments	818	-	818	-
Investments – equity security recorded within other current assets	32,235	32,235	-	-

The Group measures its equity investments with readily determinable fair value at its quoted price in active markets. There were no transfers into or out of Level 1 and Level 2 for the six months ended December 31, 2024 and 2025, respectively.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(s)	Fair Value of Financial Instruments (continued)

Measured at fair value on a non-recurring basis

The Group measures certain assets, including equity method investments and intangible assets, at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments and intangible assets are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. An impairment charge to these investments is recorded when the cost of the investment exceeds its fair value and for equity method investments, this condition is determined to be other-than-temporary. Impairment charge to the intangible assets is recorded when their carrying amounts may not be recoverable.

Goodwill (Note 11) is measured at fair value on a nonrecurring basis, and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance of the acquired business, discount rate, etc. to the discounted cash flow valuation methodology that are significant to the measurement of the fair value of these assets (Level 3).

Investments in affiliates are measured at fair value on a nonrecurring basis, and they are recorded at fair value only when there is other-than-temporary-impairment. The fair value of investment in an affiliate that is publicly listed is determined based on the market value of its share (Level 1) on the date such impairment is recorded.

(t)	Foreign Currencies

The functional currency of the Company is the United States dollar (“USD”). The functional currency of all the other significant subsidiaries and the former consolidated VIEs is Renminbi (“RMB”). Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the unaudited condensed consolidated statements of operations and comprehensive income (loss). The Group has chosen the RMB as their reporting currency.

The functional currency of most of the Company’s subsidiaries is RMB. Transactions in other currencies are recorded in RMB at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the unaudited condensed consolidated statements of operations and comprehensive income (loss).

(u)	Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The Group had aggregate amounts of RMB243 and RMB1,539 of cash and cash equivalents denominated in RMB as of June 30, 2025 and December 31, 2025, respectively.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(v)	Translation into USD

The unaudited condensed consolidated financial statements of the Group are stated in RMB. Translations of amounts from RMB into USD are solely for the convenience of the readers outside of China and were calculated at the rate of US$1.00 = RMB 6.9931, representing the noon buying rate in the City of New York for cable transfers of RMB on December 31, 2025, the last business day in the first half of fiscal year 2026, as set forth in H.10 statistical release of the Federal Reserve Bank of New York. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at such rate.

(w)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is the Company’s Chief Executive Officer. As of June 30, 2023, the Group managed its business as a single operating segment engaged in the provision of distribution and managing wealth management services in the PRC. On December 31, 2023 upon the acquisition of AIFU, the Group identified two additional operating segments which are insurance agency and claims adjusting. In January 2025 the Group divested its entire equity interest in Guangdong Meidiya Investment Co., Ltd. and its subsidiaries, which comprised the Group’s claims-adjusting segment. Since completion of the disposal, the Group has ceased providing claims-adjusting services (see Note 4 for details). The Group has ceased its wealth management business since the disposal of the Disposed Puyi Group in September 2025 and its agency business since the deconsolidation of the Deconsolidated AIFU Group in December 2025 (see Note 4 for details). On August 31, 2025 upon the acquisition of Carve Group, the Group identified two additional operating segments which are Glyken Bird Nest and Zhongshen. On October 31, 2025 upon the acquisition of Real prospect, the Group identified one additional operating segment which is Qingdao Maisi. As a result, operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the Group’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

Substantially all revenues of the Group are derived in the PRC and all long-lived assets are located in the PRC.

(x)	Earnings per Share (“EPS”)

Basic EPS is calculated by dividing the net income available to common shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by using the weighted average number of ordinary shares outstanding adjusted to include the potentially dilutive effect of outstanding share-based awards, unless their inclusion in the calculation is anti-dilutive.

(y)	Related parties

The Group adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(z)	Leases

The Group leases office space, vehicles and certain equipment under operating leases for terms ranging from short term (under 12 months) to 7 years. The Group does not have options to extend or terminate leases, as the renewal or termination of relevant lease is on negotiation basis. As a lessee, the Group does not have any financing leases and none of the leases contain material residual value guarantees or material restrictive covenants. The Group’s office space leases typically have initial lease terms of 2 to 7 years, and vehicles and equipment leases typically have an initial term of 12 months or less. The Group’s office space leases include fixed rental payments. The lease payments for the Group’s office space leases do not consist of variable lease payments that depend on an index or a rate.

The Group determines whether a contract contains a lease at contract inception. A contract contains a lease if there is an identified asset and the Group has the right to control the use of the identified asset. At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, the Group recognizes a right-of-use (“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term in the unaudited condensed consolidated balance sheets at commencement date. As all of the leases do not have implicit rates available, the Group uses incremental borrowing rates based on the information available at lease commencement date in determining the present value of future payments. The incremental borrowing rates are estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased assets are located.

The ROU asset is measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives. For office space leases, the Group identifies the lease and non-lease components (e.g., common-area maintenance costs) and accounts for non-lease components separately from lease component. The Group’s office space lease contracts have only one separate lease component and have no non-components (e.g., property tax or insurance). Most of the office space lease contracts have no non-lease components. For the office space lease contracts include non-lease components, the fixed lease payment is typically itemized in the office space lease contract for separate lease component and non-lease components. Therefore, the Group does not allocate the consideration in the contract to the separate lease component and the non-lease components.

Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The Group has made an accounting policy election to exempt leases with an initial term of 12 months or less without a purchase option that is likely to be exercised from being recognized on the balance sheet. Payments related to those leases continue to be recognized in the unaudited condensed consolidated statements of operations and comprehensive income (loss) on a straight-line basis over the lease term.

In addition, the Group lease manufacturing plants from related-party Qingdao Jiutian Lanyue New Energy Technology Co.,Ltd. the Group does not have any related-party sublease transactions.

(aa)	Failed Sale and leaseback transactions

When a sale and leaseback transaction does not qualify for sale accounting, the transaction is accounted for as a financing transaction by the seller-lessee. To account for a failed sale and leaseback transaction as a financing arrangement, the seller-lessee does not derecognize the underlying asset; the seller-lessee continues depreciating the asset as if it was the legal owner. The sales proceeds received from the buyer-lessor are recognized as a financial liability. A seller-lessee will make rental payments under the leaseback. These payments are allocated between interest expense and principal repayment of the financial liability. The amount allocated to interest expense is determined by the incremental borrowing rate or imputed interest rate.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(ab)	Accounting for Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the instruments’ specific terms and applicable authoritative guidance in ASC 480 and ASC 815, Derivatives and Hedging (“ASC 815"). The assessment considers whether the instruments are free standing financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the instruments meet all of the requirements for equity classification under ASC 815, including whether the instruments are indexed to the Company’s own common shares and whether the instrument holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, was conducted at the time of warrant issuance and as of each subsequent period end date while the instruments are outstanding. For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all of the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. The Company accounts for its outstanding warrants as equity-classified instruments. Management has concluded that The Private Placement Warrants (as defined in Note 21) are classified as equity in accordance with ASC Subtopic 815-40, Derivatives and Hedging - Contracts in Entity’s Own Equity (“ASC 815-40”).

As of December 31, 2025 and June 30, 2025, there were 20,000,000 and nil Private Placement Warrants outstanding, respectively. There were no Private Placement Warrants exercised or expired. There were no Private Placement Warrants exercised or expired as of December 31, 2025.

(ac)	Accumulated Other Comprehensive Loss or Income

The Group presents comprehensive loss in the unaudited condensed consolidated statements of operations and comprehensive income (loss) with net loss in a continuous statement.

Accumulated other comprehensive loss mainly represents foreign currency translation adjustments and changes in fair value of available-for-sale debt securities for the period.

(ad)	Government grants

Government grants primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. The Group records such government subsidies as other income or reduction of expenses or cost of revenues when it has fulfilled all of its obligation related to the subsidy. The Group recognized nil and RMB3 for the six months ended December 31, 2024 and 2025.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(ae)	Recently accounting pronouncements

Recently Adopted Accounting Pronouncements issued not yet adopted

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07, expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. The Company is currently evaluating the impact of this ASU on its financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments — Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

In December 2025, the FASB issued ASU 2025-11, which clarifies the scope and disclosure requirements for interim financial reporting under ASC 270. The amendments introduce a principle requiring disclosure of events and transactions occurring after the end of the most recent annual reporting period that have a material impact on the entity and consolidate certain interim disclosure requirements. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(3) Acquisition and disposal

Acquisition and disposal in first half ended December 31, 2025

The Group made certain acquisitions and disposal during the first half ended December 31, 2025 as follows:

(a)	Acquisition of Carve Group

On July 28, 2025, the Company entered into a definitive agreement to acquire 100% of the equity interest of Carve Group. The total purchase price of RMB2,102,028 consisted solely of equity consideration, representing 195,894,609 Class A Ordinary Shares. The acquisition was completed on August 27, 2025.

The acquisition of Carve Group was accounted for using the acquisition method, and the purchase price allocation was made based on the fair value of the tangible and intangible assets acquired and liabilities assumed at the date of acquisition. The fair values of the identifiable intangible assets acquired were determined using various valuation techniques, including cost approach and income approach. The fair value measurements were primarily based on significant inputs that are not directly observable in the market and are considered Level 3 under the fair value measurements and disclosure framework. Key assumptions include cash flow projections for Carve Group and the discount rate applied to those cash flows. Identifiable intangible assets with finite lives are amortized over their useful lives. The carrying value of the other tangible assets acquired and liabilities assumed approximate their fair value. The excess of the consideration transferred over the estimated fair values of the identifiable net assets acquired was recorded as goodwill.

The following is a summary of the fair value of the purchase price and the preliminary allocation of the purchase price to the assets acquired and liabilities assumed:

RMB
Consideration transferred:
Stock consideration	2,102,028
Total fair value of purchase price	2,102,028

Assets acquired	RMB
Cash and cash equivalents and restricted cash	120
Short term investments	306
Accounts receivable and contract assets	185
Amounts due from related parties	100
Other receivables and current assets	544
Inventories	1,973,463
Investments in affiliates	244
Property, plant, and equipment, net	10,231
Intangible asset (Note 2(j) and Note 12)	66,910
- Software Copyright	9,425
- Patent right	11,766
- Trademark rights	12,398
- Management Team	8,223
- Customer Relations and Sales Channels	9,109
- Scientific Research Collaboration and Intellectual Property Coordination	7,148
- Supply Chain and Production Qualifications	8,350
- Other Intangible Asset	491
Right of use asset	105
Total assets acquired	2,052,208

Liabilities Assumed
Accounts payables	126
Contract liabilities	233
Other payable and accrued expenses	17,730
Accrued payroll	139
Operating lease liabilities	309
Deferred tax liabilities	16,605
Total liabilities assumed	35,142
Total identifiable net assets acquired	2,017,066
Goodwill	84,962

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(3) Acquisition and disposal (continued)

(a)	Acquisition of Carve Group (continued)

As disclosed in Note 1, The Group completed the divestiture of Wealth Management segment and de-consolidation of Insurance Agency segment in the first half ended December 31, 2025. Consequently, the Group had no reporting units prior to the acquisition of Carve Group. Upon the acquisition of Carve Group, one additional reporting unit for health and wellness products was identified as of the acquisition date. No benefit from synergies associated with the acquisition of Carve Group was recognized. As a result, goodwill recorded in the acquisition is assigned to the applicable reporting units of health and wellness products to which the assets and liabilities of Carve Group are assigned. The resulted goodwill is not expected to be tax deductible for tax purposes.

The result of operation of aforementioned acquisition has been consolidated by the Group from September 1, 2025. Acquisition-related costs for Carve Group were approximately RMB50. These were expensed as incurred and are included in general and administrative expenses within the unaudited condensed consolidated statements of operations and comprehensive income (loss).

(b)	Acquisition of Real Prospect

On July 18, 2025, the Company entered into a definitive agreement to acquire 100% of the equity interest of Real Prospect. The total purchase price of RMB1,043,547 consisted solely of equity consideration, representing 98,002,174 Class A Ordinary Shares. The acquisition was completed on October 28, 2025. Pursuant to the agreement, one of the selling shareholders shall return certain numbers of Class A Ordinary Shares back to the Group if certain performance conditions are not achieved at the end of each fiscal year ending June 30 for three consecutive years following the acquisition date. As of the acquisition date, the fair value of this contingent consideration arrangement was determined to be nil, as management concluded that the achievement of the applicable conditions is probable, and no contingent consideration asset was recognized. The contingent consideration arrangement will be reassessed at each reporting date with changes in fair value, if any, recognized in the unaudited condensed consolidated statements of operations and comprehensive income (loss).

The acquisition of Real Prospect was accounted for using the acquisition method, and the purchase price allocation was made based on the fair value of the tangible and intangible assets acquired and liabilities assumed at the date of acquisition. The fair values of the identifiable intangible assets acquired were determined using various valuation techniques, including cost approach and income approach. The fair value measurements were primarily based on significant inputs that are not directly observable in the market and are considered Level 3 under the fair value measurements and disclosure framework. Key assumptions include cash flow projections for Real Prospect and the discount rate applied to those cash flows. Identifiable intangible assets with finite lives are amortized over their useful lives. The carrying value of the other tangible assets acquired and liabilities assumed approximate their fair value.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(3) Acquisition and disposal (continued)

(b)	Acquisition of Real Prospect (continued)

The excess of the consideration transferred over the estimated fair values of the identifiable net assets acquired was recorded as goodwill. For goodwill reporting purposes, the operations and goodwill for Real Prospect are included in the Qingdao Maisi segment.

The following is a summary of the fair value of the purchase price and the preliminary allocation of the purchase price to the assets acquired and liabilities assumed:

RMB
Consideration transferred
Stock consideration	1,043,547
Total fair value of purchase price	1,043,547

Assets acquired	RMB
Cash and cash equivalents and restricted cash	2,392
Accounts receivable and contract assets	376
Amounts due from related parties	35,791
Other receivables and current assets	2,800
Inventories	2,453
Investments in affiliates	114,244
Property, plant, and equipment, net	6,925
Intangible asset (Note 2(j) and Note 12)	15,411
- Software Copyright	5,315
- Patent right	3,865
- Trademark rights	5,315
- Other Intangible Asset	916
Right of use asset	663
Total assets acquired	181,055

Liabilities Assumed
Accounts payables	384
Contract liabilities	7,116
Other payable and accrued expenses	4,389
Accrued payroll	350
Long-term loan	2,048
Operating lease liabilities	572
Deferred tax liabilities	726
Amount due to related parties	29,800
Total liabilities assumed	45,385
Total identifiable net assets acquired	135,670
Goodwill	907,877

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(3) Acquisition and disposal (continued)

(b)	Acquisition of Real Prospect (continued)

As disclosed in Note 1, The Group completed the divestiture of Wealth Management segment and de-consolidation of Insurance Agency segment and the acquisition of Carve Group in the first half ended December 31, 2025. Consequently, the Group had only one reporting unit (i.e., health and wellness products) following the acquisition of Carve Group and prior to the acquisition of Real Prospect. Upon the acquisition of Real Prospect, one additional reporting unit for smart technology and new energy solutions was identified as of the acquisition date. No benefit from synergies associated with the acquisition of Real Prospect was recognized. As a result, goodwill recorded in the acquisition is assigned to the applicable reporting units of smart technology and new energy solutions to which the assets and liabilities of Real Prospect are assigned. The resulted goodwill is not expected to be tax deductible for tax purposes.

The result of operation of aforementioned acquisition has been consolidated by the Group from November 1, 2025. Acquisition-related costs for Real Prospect were approximately RMB50. These were expensed as incurred and are included in general and administrative expenses within the consolidated statement of operations and comprehensive loss.

(c)	Disposal of other subsidiaries.

During the first half of fiscal year ended December 31, 2025, the Company’s subsidiary AIFU disposed two agency companies, separately to independent third parties. The total cash consideration amounted to RMB359, of which RMB359 was settled as of December 31, 2025. The Group recognized a loss of RMB30,169 on disposal of these subsidiaries, which was determined by the excess of the sales consideration over the net book value of the subsidiaries at the time of disposal. Since the disposal did not represent any strategic change of the Group’s operation, the disposal was not presented as discontinued operations.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(4) Discontinued operations

(a)	Disposal of Puyi Group Limited and its subsidiaries

A disposal is categorized as a discontinued operation if the disposal group is a component of an entity or group of components that meets the held for sale criteria, is disposed of by sale or other than by sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results. The results of disposals that qualify as a discontinued operation are presented as such for all reporting periods presented. Results of discontinued operations include all revenues and expenses directly derived from such disposal group; general corporate overhead is not allocated to a discontinued operation. For disposals other than by sale, results of operations of a business would not be recorded as a discontinued operation until the period in which the business is actually disposed of other than by sale.

In September, 2025, the Company entered into an agreement with a third party to dispose of 100% equity interests in Puyi Group Limited, together with all equity interests in subsidiaries directly or contractually controlled by Puyi Group, or collectively, the Disposed Puyi Group, for a total cash consideration of RMB 70,000. The Disposed Puyi Group historically constituted the Group’s wealth management segment, over which the Group exercised control through equity ownership or contractual agreement. Accordingly, the Group deconsolidated the Disposed Puyi Group with effect from September 30, 2025, and no longer conducts any material operations in the wealth management business.

The Company’s sales of the Disposed Puyi Group represented a strategic business shift having a major effect on the Group’s operations and financial results. The results of operations for the Disposed Puyi Group are presented as discontinued operations on the consolidated statements of operations and comprehensive loss, and assets and liabilities are reflected as “Assets and Liabilities of Discontinued Operations” on the consolidated balance sheets for all periods presented. Amounts for all periods discussed below reflect the results of operations, financial condition and cash flows from the Company’s continuing operations, unless otherwise noted.

On September 30, 2025, the Group calculated a loss resulting from such disposition as follows:

Reconciliation of the carrying amounts of the major classes of assets and liabilities from the discontinued operations in the consolidated balance sheets as of September 30, 2025 is as follow.

RMB
Consideration	70,000

As of September 30, 2025
Assets	RMB
Cash and cash equivalents and restricted cash	10,501
Accounts receivable	8,423
Other receivables	2,533
Other current assets	3,412
Loan receivables, net	91,116
Property, plant, and equipment, net	253
Intangible asset	669
Other non-current assets	948
Right of use asset	3,570
Total assets	121,425

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(4) Discontinued operations (continued)

(a)	Disposal of Puyi Group Limited and its subsidiaries (continued)

As of September 30, 2025
Liabilities
Accounts payables	2,568
Accrued payroll	1,310
Other payable and accrued expenses	30,453
Operating lease liabilities	3,627
Other tax liabilities,non-current	4,460
Total liabilities	42,418
Total net assets of the Disposed Puyi Group	79,007
Net assets of the Disposed Puyi Group contributable to the Group	79,007
Loss on disposal of the Disposed Puyi Group	(9,007)

The assets and liabilities for discontinued operations of the Disposed Puyi Group comprised the following items as of June 30, 2025:

As of June 30, 2025
RMB
Current assets for discontinued operations
Cash and cash equivalents and restricted cash	8,434
Accounts receivable and contract assets	10,617
Other receivables	54,519
Other current assets	3,696
Total current assets	77,266
Non-current assets for discontinued operations
Property, plant, and equipment, net	98
Intangible assets,net	846
Other non-current assets	949
Right of use asset	3,888
Total non-current assets	5,781
Total assets	83,047

Current liabilities for discontinued operations
Accounts payable	2,362
Accrued payroll	2,299
Other payable and accrued expenses	1,618
Current operating lease liabilities	1,257
Total current liabilities	7,536

Non-current liabilities for discontinued operations
Non-current operating lease liabilities	2,646
Other tax liabilities,non-current	4,460
Total non-current liabilities	7,106
Total liabilities	14,642
Total net assets of the Disposed Puyi Group	68,405

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(4) Discontinued operations (continued)

(a)	Disposal of Puyi Group Limited and its subsidiaries (continued)

Reconciliation of the major classes of losses from discontinued operations in the consolidated statements of operations and comprehensive income (loss) for the six months ended December 31, 2024 and 2025 is as follow:

	Six months ended December 31,
	2024	2025
	RMB	RMB
Major classes of line items constituting pre-tax profit of discontinued operations
Net revenues	30,480	9,483
Operating costs	(4,489)	(1,172)
Selling expenses	(5,683)	(198)
General and administrative expenses	(30,904)	(7,978)
Investment income	241	-
Interest income, net	4,859	2,415
Others, net	(5,966)	(1,395)
Gain(loss) from discontinued operations, before income tax	(11,462)	1,155
Income tax benefit	1,884	-
Share of gain (loss) of affiliates	-	-
Net (loss) income from discontinued operations	(9,578)	1,155

The condensed cash flows of the Disposed Puyi Group were as follows for the six months ended December 31, 2024 and 2025:

	Six months ended December 31,
	2024	2025
	RMB	RMB
Net cash (used in) generated from operating activities	(11,346)	2,579
Net cash used in investing activities	(5,651)	(244)
Net cash used in financing activities	(3,794)	-

	Six months ended December 31,
	2024	2025
	RMB	RMB
Significant non-cash operating items:
Depreciation and amortization	42,108	204
Provision for allowance for credit losses on financial assets	6,011	-
Loss on disposal of property and equipment	773	-
Gain on disposal of subsidiaries	-	(2,492)
Significant investing activities:
Purchase of property, plant and equipment	(15)	(183)
Proceeds from disposal of property, plant and equipment	247	-
Purchase of short term investments	(60,000)	-
Proceeds from disposal of short term investments	60,241	-

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(4) Discontinued operations (continued)

(b)	Deconsolidation of AIFU

In December, 2025, AIFU Inc. completed the issuance of its 5,000,000 class B ordinary shares to a third party. Following this issuance, the Company’s aggregate beneficial ownership of the total outstanding shares of AIFU Inc. was diluted to approximately 7.85%, and the Company’s aggregate voting power was diluted to approximately 16.75%. As a result of the AIFU reorganization, the Group no longer holds the controlling financial interest in AIFU Inc and its subsidiaries, or the Deconsolidated AIFU Group. Accordingly, the Deconsolidated AIFU Group was deconsolidated from the Group as of December 31, 2025 and no longer conduct any material operations in the insurance agency business (such transaction, the “Deconsolidation”). The Group’s unaudited consolidated statement of operations for the six months ended December 31, 2025 therefore includes six months of activity related to AIFU prior to the Deconsolidation. December 31, 2025, the assets and liabilities of AIFU are no longer included within the Group's consolidated balance sheets. Any discussions related to results, operations, and accounting policies associated with AIFU are referring to the periods prior to the Deconsolidation. Upon Deconsolidation, the Group recognized a loss of approximately RMB8,187, which is recorded within net Income (loss) from discontinued operations, net of tax in the Group’s unaudited consolidated statements of operations for the six months ended December 31, 2025. Subsequent to the Deconsolidation, we accounted for the Group’s equity ownership interest in AIFU at fair value through profit or loss.

The Deconsolidation of AIFU meet the discontinued operation criteria as it represented a strategic shift that has a major effect on the Group’s financial results. The results of operations for the Deconsolidated AIFU Group are presented as discontinued operations on the unaudited consolidated statements of operations and comprehensive income (loss), and assets and liabilities are reflected as “Assets and Liabilities of Discontinued Operations” on the unaudited condensed consolidated balance sheets for all periods presented. Amounts for all periods discussed below reflect the results of operations, financial condition and cash flows from the Company’s continuing operations, unless otherwise noted.

Reconciliation of the carrying amounts of the major classes of assets and liabilities from the discontinued operations in the consolidated balance sheets as of December 31, 2025 is as follow.

RMB
AIFU stock fair value on December 22, 2025	29,362
Historical cost of the Company's equity interest in AIFU	325,765

As of December 31, 2025
Assets	RMB
Cash and cash equivalents and restricted cash	50,256
Short term investments	5,196
Accounts receivable and contract assets,net	813,404
Other receivables, net	288,339
Other current assets	14,809
Amount due from a related party	13,252
Property, plant, and equipment, net	62,876
Right of use asset	33,589
Deferred tax assets	8,902
Other non-current assets	237,475
Total assets	1,528,098

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(4) Discontinued operations (continued)

(b)	Deconsolidation of AIFU (continued)

	As of December 31, 2025
	RMB
Liabilities
Short-term loan	56,000
Accounts payables and accrued commissions	487,590
Accrued payroll	17,940
Other payable and accrued expenses	184,722
Operating lease liabilities	30,771
Income tax payable	67,020
Tax liabilities	25,701
Deferred tax liabilities	187,218
Total liabilities	1,056,962
Total net assets of the Deconsolidated AIFU Group	471,136
Less: Non-controlling interest of the Deconsolidated AIFU Group	(7,384)
Net assets of the Deconsolidated AIFU Group contributable to the Group	478,520
Loss on disposal of the Deconsolidated AIFU Group	(8,202	)*

Note: The actual loss on disposal of the Deconsolidated AIFU Group was RMB8,187. The variance is attributable to: (1) the shareholding ratio was rounded to 7.85%, whereas additional decimal places exist in the actual figure; and (2) the net assets were rounded to the nearest thousand.

The assets and liabilities for discontinued operations of the Deconsolidated AIFU Group comprised the following items as of June 30, 2025:

As of June 30, 2025
RMB
Current assets for discontinued operations
Cash and cash equivalents and restricted cash	80,301
Short term investments	543,846
Accounts receivable and contract assets, net	290,972
Other receivables, net	1,154,873
Other current assets	19,793
Total current assets	2,089,785
Non-current assets for discontinued operations
Restricted bank deposit - non-current	16,338
Accounts receivable, net - non current	612,918
Property, plant, and equipment, net	70,432
Deferred tax assets	9,407
Other non-current assets	391,617
Right of use asset	58,070
Total non-current assets	1,158,782
Total assets	3,248,567

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(4) Discontinued operations (continued)

(b)	Deconsolidation of AIFU (continued)

As of June 30, 2025
RMB
Current liabilities for discontinued operations
Short-term loan	82,050
Accounts payable and accrued commissions	214,226
Other payable and accrued expenses	148,981
Income taxes payable	77,305
Accrued payroll	10,894
Current operating lease liabilities	28,013
Other current liabilities	34
Total current liabilities	561,503

Non-current liabilities for discontinued operations
Other tax liabilities,non-current	25,700
Non-current operating lease liability	27,278
Accrued commissions – non-current	339,481
Deferred income tax liabilities	204,310
Total non-current liabilities	596,769
Total liabilities	1,158,272
Total net assets of the Deconsolidated AIFU Group	2,090,295

Reconciliation of the major classes of losses from discontinued operations in the consolidated statements of operations and comprehensive loss for the six months ended December 31, 2024 and 2025 is as follow:

	Six months ended December 31,
	2024	2025
	RMB	RMB
Major classes of line items constituting pre-tax profit of discontinued operations
Net revenues	685,281	259,121
Operating costs	(414,287)	(139,733)
Selling expenses	(98,462)	(37,484)
General and administrative expenses	(300,954)	(113,162)
Impairment loss	(355,903)	-
Gain (loss) on disposal of subsidiaries	896,085	(122,919)
Net loss from fair value change	(4,738)	(7,016)
Investment income	21,651	34,458
Interest income, net	4,799	12,084
Others, net	(23,808)	(1,693,651)
Gain (loss) from discontinued operations, before income tax	409,664	(1,808,302)
Income tax (expense) benefit	(81,665)	4,380
Share of loss of affiliates	(3,931)	-
Net income (loss) from discontinued operations	324,068	(1,803,922)

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(4) Discontinued operations (continued)

(b)	Deconsolidation of AIFU (continued)

The condensed cash flows of Deconsolidated AIFU Group were as follows for the six months ended December 31, 2024 and 2025:

	Six months ended December 31,
	2024	2025
	RMB	RMB
Net cash generated from (used in) operating activities	109,926	(17,758)
Net cash used in investing activities	(166,355)	(6,970)
Net cash generated from (used in) financing activities	36,770	(25,977)

	Six months ended December 31,
	2024	2025
	RMB	RMB
Significant non-cash operating items:
Depreciation and amortization	13,520	2,893
Provision for allowance for credit losses on financial assets	39,173	1,685,332
Impairment of goodwill and intangible assets	404,121	-
Loss (gain) on disposal of property and equipment	(1,180)	(5,422)
Property, plant and equipment written off	4,180	-
(Gain) loss on disposal of subsidiaries	(896,977)	30,169
Significant investing activities:
Purchase of property, plant and equipment	(4,226)	(2,266)
Proceeds from disposal of property and equipment	2,875	12,323
Proceeds from disposal of an investment	-	11,629

(5)	Short-term investments

	As of June 30,	As of December 31,
	2025	2025
	RMB	RMB
Short-term investments	4,255	818
Total	4,255	818

As of June 30, 2025 and December 31, 2025, Short-term investments primarily consist of wealth management products issued by banks. These investments are classified as available-for-sale and are measured at fair value through profit or loss. No impairment loss on short term investments was identified for six months ended December 31, 2024 and 2025, respectively.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(6) Other Receivables, net

Other receivables, net consist of the following:

	As of June 30,	As of December 31,
	2025	2025
	RMB	RMB
Consideration receivable from share issuance (i)	-	145,387
Consideration receivable disposal of an investment (ii)	-	82,597
Loans to a third party	29,152	-
Deposit	-	409
Advances to staff (iii)	-	494
Other	284	2,390
Total	29,436	231,277

(i)	Amount represents the receivable from certain investors in connection with a private placement completed in July 2025, pursuant to which the Company issued 10,000,000 Class A ordinary shares and warrants to purchase up to 20,000,000 additional Class A ordinary shares. The consideration was subsequently settled in full in June 2026.

(ii)	Amounts represented the receivable from the sale of the Company's equity investment in AIFU Inc. The consideration was settled in full in June 2026.

(iii)	Amounts represented advances to staff of the Group for daily business operations, which are unsecured, interest-free and repayable on demand.

(7) Inventories, net

Inventories, net consist of the following:

	As of June 30,	As of December 31,
	2025	2025
	RMB	RMB
Raw material	-	5,918
Finished Goods	-	1,671
work in progress	-	2,404
Ginseng	-	1,970,070
Inventory write-down	-	(126)
Total	-	1,979,937

For the six months ended December 31, 2024 and 2025, the Group recognized inventories write-down of nil and nil in cost of revenue, respectively.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(8) Investments in affiliates

Investments in affiliate consist of the following:

	As of June 30,	As of December 31,
	2025	2025
	RMB	RMB
Yanbense Food Technology (Shenzhen) Co., Ltd.	-	242
Qingdao Huiju Laixi Intelligent Technology Co., Ltd.	-	113,020
Total	-	113,262

As of December 31, 2025, investments in affiliate primarily consist of the Group’s 40% equity interest in Yanbense Food Technology (Shenzhen) Co., Ltd. and 49% equity interest in Qingdao Huiju Laixi Intelligent Technology Co., Ltd., which are accounted for using the equity method. The Group recorded an investment loss of nil and an investment loss of RMB1,225 in share of loss of affiliates in the consolidated statement of operations and comprehensive loss for the six months ended December 31, 2024 and 2025, respectively. No impairment has been recorded on the investments accounted for under equity method for six months ended December 31, 2024 and 2025.

(9) Other current assets

Other current assets consist of the following:

	As of June 30,	As of December 31,
	2025	2025
	RMB	RMB
Prepaid operating costs	-	784
Prepaid miscellaneous daily expenses	430	486
Equity investments with readily determinable fair value (i)	-	32,235
Excess input value-added tax (“VAT”) credits (ii)	-	172
Total	430	33,677

(i)	The amount as of December 31, 2025 represented the Company’s holdings of equity securities in BGM Group Limited and AIFU Inc., respectively. These equity securities have readily determinable fair values and are measured at fair value with changes in fair value recognized in earnings, in accordance with ASC 321, Investments — Equity Securities. Unrealized gains and losses are reported in the unaudited condensed consolidated statements of operations and comprehensive income (loss) as “net loss from fair value change”.

(ii)	The excess input VAT credits represented VAT already paid or borne by the Group’s PRC entities that are qualified as general VAT taxpayers on the goods purchased which will be utilized to offset against future output VAT when calculating the VAT payable. The VAT balance is recorded either in other current liabilities or other current assets on the consolidated balance sheets.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(10) Property, Plant and Equipment, net

Property, plant and equipment, net, is comprised of the following:

	As of June 30,	As of December 31,
	2025	2025
	RMB	RMB
Building	-	9,667
Machinery and equipment	-	2,507
Charging piles and robots	-	6,986
Office equipment, furniture and fixtures	-	137
Motor vehicles	-	417
Electronic equipment	-	837
Sub-total	-	20,551
Accumulated depreciation	-	(3,593)
Construction in progress	-	24
Total	-	16,982

Depreciation expenses charged were nil and RMB668 for the six months ended December 31, 2024 and 2025, respectively.

Construction in progress primarily consists of direct costs incurred in the construction of charging piles, as well as other expenditures necessary to bring the assets to their intended use. These costs will be reclassified to the respective property, plant and equipment accounts (specifically charging piles and robots) upon completion of construction and when the assets are substantially completed and ready for their intended use, which is expected to occur by June 2026.

No impairment for property, plant and equipment was recorded for the six months ended December 31, 2024 and 2025.

(11) Goodwill, net

The gross amount of goodwill and accumulated impairment losses by reporting unit as of December 31, 2024 and 2025 are as follows:

	Qingdao Maisi	Glyken Bird Nest	Total
	RMB	RMB	RMB
Gross as of June 30, 2024	-	-	-
Addition for business combination	-	-	-
Gross as of December 31, 2024	-	-	-
Accumulated impairment loss as of June 30, 2024	-	-	-
Impairment loss	-	-	-
Accumulated impairment loss as of December 31, 2024	-	-	-
Net as of June 30, 2024	-	-	-
Net as of December 31, 2024	-	-	-

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(11) Goodwill, net (continued)

	Qingdao Maisi	Glyken Bird Nest	Total
	RMB	RMB	RMB
Gross as of June 30, 2024	-	-	-
Addition for business combination	-	-	-
Gross as of December 31, 2024	-	-	-
Accumulated impairment loss as of June 30, 2024	-	-	-
Impairment loss	-	-	-
Accumulated impairment loss as of December 31, 2024	-	-	-
Net as of June 30, 2024	-	-	-
Net as of December 31, 2024	-	-	-

Gross as of June 30, 2025	-	-	-
Addition for business combination	907,877	84,962	992,839
Gross as of December 31, 2025	907,877	84,962	992,839
Accumulated impairment loss as of June 30, 2025	-	-	-
Impairment loss	-	-	-
Accumulated impairment loss as of December 31, 2025	-	-	-
Net as of June 30, 2025	-	-	-
Net as of December 31, 2025	907,877	84,962	992,839

The Group performs annual goodwill impairment test at each year end. For the six months ended December 31, 2024 and 2025, no impairment loss on goodwill was recognized in the consolidated statement of operations and comprehensive loss.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(12) Intangible assets, net

Intangible assets, net, are comprised of the following:

	As of June 30,	As of December 31,
	2025	2025
	RMB	RMB
Software Copyright	-	14,740
Patent	-	15,650
Trade names	-	18,010
Forest land use right	-	333
Software	-	996
Human Capital	-	8,223
Customer Relationships	-	9,109
In-Process Research & Development	-	7,148
Supplier Relationships and Vendor Agreements	-	8,350
Total	-	82,559
Less: Accumulated amortization	-	(4,844)
Less: Impairment loss	-	-
Intangible asset, net	-	77,715

As disclosed in in Note 3(a), the recognized intangible assets including software copyright, patent, trade names, human capital, customer relationships, in-process research & development and supplier relationships and vendor agreements amounting to RMB80,914 in the aggregate were acquired through two business combination transaction during the period ended December 31, 2025 and were individually measured at their respective fair values as of the acquisition date.

The Group performs annual intangible assets impairment test at each year end. There were no impairment charges for intangible assets recorded for the periods ended December 31, 2025 and 2024.

Amortization expenses for intangible assets recognized for the six months ended December 31, 2024 and 2025 were nil and RMB4,605, respectively.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(13) Leases

The Group’s leases for office space, manufacturing plants and staff dormitory include only fixed rental payments with no variable lease payment terms. As of June 30, 2025 and December 31, 2025, there were no leases that have not yet commenced.

The lease of manufacturing plants with a related party, Qingdao Jiutian Lanyue New Energy Technology Co., Ltd., has a term of 36 months, effective from 8 May 2025 to 7 May 2028.

The following represents the aggregate right of use assets and related lease liabilities as of June 30, 2025 and December 31, 2025:

	As of	As of
	June 30, 2025	December 31, 2025
	RMB	RMB
Right of use assets-related party	-	278
Right of use assets-third party	-	1,522
Right of use assets	-	1,800

lease liabilities -related party	-	237
lease liabilities -third party	-	1,669
Total lease liabilities	-	1,906

Current lease liabilities	-	572
Non-current lease liabilities	-	1,334
Total lease liabilities	-	1,906

The weighted average lease term and discount rate as of June 30, 2025 and December 31, 2025 were as follows:

	As of June 30,	As of December 31,
	2025	2025
Weighted average lease term in years:
Operating leases	-	2.69
Weighted average discount rate:
Operating leases	-	4.75%

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(13) Leases (continued)

The components of lease expenses for the six months ended December 31, 2024 and 2025 were as follows:

	Six months ended December 31,
	2024	2025
	RMB	RMB
Operating lease expense	-	486
Short term lease expense	-	8
Total	-	494

The following table provides maturities of lease liabilities at December 31, 2025:

Minimum Lease Payment
RMB
Year ending December 31:
2026	632
2027	442
2028	358
2029	346
2030	244
Thereafter	40
Total remaining undiscounted lease payments	2,062
Less: Interest	(156)
Total present value of lease liabilities	1,906
Less: Current operating lease liabilities	(572)
Non-current operating lease liabilities	1,334

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(14) Former Variable Interest Entities (“VIEs”)

Termination of the Former VIE Agreements

Historically, foreign ownership of certain parts of the Group’s businesses including fund management services was subject to restrictions under current PRC laws and regulations. The Company is a Cayman Islands company and the government of the Cayman Islands has not entered into a memorandum of understanding on bilateral regulatory cooperation with the China Securities Regulatory Commission (the “CSRC”). Accordingly, the Company was not eligible to conduct the fund management business by directly establishing a foreign-invested fund management company. To comply with PRC laws and regulations and utilize the ability in providing fund management services, the Group conducted its business activities through the VIE, Puyi Bohui, in which the Group owned 0.96% equity interests, and its subsidiaries in China. This structure was dissolved in September 2025 upon the disposal of the Group’s wealth management segment, which included the sale of Puyi Consulting, Puyi Bohui, and its subsidiaries, and the termination of all related contractual arrangements.

Separately, PRC laws, regulations, and rules also restrict and impose conditions on direct foreign investment in value-added telecommunication services, and therefore prior to December 27, 2024, the Group operated the internet-based insurance distribution business through its former consolidated VIEs, namely Xinbao Investment, and RONS Technologies, and their subsidiaries. On December 27, 2024, the Group transferred all of the interests in Fanhua RONS Technologies, Xinbao Investment and its subsidiaries to BGM in exchange for 72% of BGM Group Ltd.’s issued and outstanding ordinary shares. This structure was dissolved on December 27, 2024, when the Group transferred all of its interests in these VIEs to BGM in a share exchange transaction. All related contractual arrangements were terminated upon completion of this transaction.

The following is a summary of the contractual agreements that the Group, through the WFOEs, entered into with the consolidated VIEs. The WFOEs referred to herein are (i) Puyi Enterprises Management Consulting Co., Ltd., (ii) Fanhua Insurance Sales Service Group Company Limited, and (iii) Beijing Fanlian Investment Co., Ltd.

Former VIE Agreements that Provided the Group Effective Control over Puyi Bohui, Xinbao Investment and Fanhua RONS Technologies

●	Loan Agreement

The WFOEs entered into a loan agreement with relevant Nominee Shareholders to provide them loans solely for the purpose of contribution of registered capital of these consolidated VIEs, or the PRC domestic companies. The principal loan amounts equaled to the capital contributions to the PRC domestic companies. The WFOEs had the sole discretion to determine the method of repayment, including requiring the Nominee Shareholders to transfer their equity interests in these PRC domestic companies to the WFOEs or its designated person.

The term of the loan agreement was for ten years, which could be extended only upon written agreement of the parties. If the loan was not extended, then upon its expiration and subject to then applicable PRC laws, the loan could be repaid only with the proceeds from a transfer of the individual shareholder’s equity interests in the PRC domestic companies to the WFOEs or another person or entity designated by them. The WFOEs had the right to accelerate the loan repayment upon certain events, including but not limited to if the individual shareholder resigned or was dismissed from employment by us or if the WFOEs exercised their option to purchase the Nominee Shareholders’ equity interests in the PRC domestic companies pursuant to the Exclusive Option Agreement described below. The loan agreements were terminated in December 2024 and September 2025, respectively, in connection with the disposal of the relevant entities.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(14) Former Variable Interest Entities (“VIEs”) (continued)

Agreements that Provide the Group Effective Control over Puyi Bohui, Xinbao Investment and Fanhua RONS Technologies (continued)

●	Equity Interest Pledge Agreement

The relevant Nominee Shareholders of these PRC domestic companies entered into an equity interest pledge agreement, pledging all of their respective equity interests in these PRC domestic companies as collateral to ensure that these PRC domestic companies fully performed their obligations under the Exclusive Technical and Consulting Services Agreement, Exclusive Option Agreement and Loan Agreement, including the payment of technology and consulting service fees and repayment of the loan and the accrued interests to the WFOEs. The Nominee Shareholders also agreed not to transfer or create any encumbrances adverse to the WFOEs on their equity interests in these PRC domestic companies. During the term of the equity pledge agreement, the WFOEs were entitled to all the dividends declared on the pledged equity interests. The agreement became effective upon registration with relevant administration for industry and commerce (the “AIC”) and remained in effect until all of the obligations of these PRC domestic companies under the Exclusive Technical and Consulting Services Agreement, Exclusive Option Agreement and Loan Agreement had been duly performed or terminated. These obligations, and consequently the pledge agreement itself, were terminated in December 2024 and September 2025, respectively in connection with the disposal of the relevant entities .

●	Power of Attorney

Relevant Nominee Shareholders of these PRC domestic companies irrevocably authorized the WFOEs to exercise the rights related to their shareholdings, including attending shareholders’ meetings and voting on their behalf on all matters, including but not limited to matters related to the transfer, pledge or disposition of their respective equity interests in these PRC domestic companies, and appointment of the executive directors and senior management of these PRC domestic companies. The WFOEs had the right to appoint any individual or entity to exercise the power of attorney on its behalf. until the shareholder ceased to hold any equity interest in these PRC domestic companies. These power of attorney were for ten years but were terminated in connection with the disposal of the relevant entities in December 2024 and September 2025, respectively, at which point the nominee shareholders ceased to hold their equity interests in these companies..

Agreements that Transfer Economic Benefits to the Group

●	Exclusive Option Agreement

Relevant Nominee Shareholders of these PRC domestic companies entered into an exclusive purchase option agreement to irrevocably grant the WFOEs an exclusive option to purchase, or designate one or more persons to purchase, part or all of their equity interests in these PRC domestic companies at the WFOEs’ sole and absolute discretion, when and to the extent permitted by PRC laws. The purchase price was equal to the higher of: (i) the amount of registered capital actually contributed by the equity holder; or (ii) a minimum price permitted under applicable PRC laws. The Exclusive Option Agreements were terminated in December 2024 and September 2025, respectively, in connection with the disposal of the relevant entities.

●	Exclusive Technology and Consulting Services Agreement

Pursuant to Exclusive Technical and Consulting Services Agreement between (i) the WFOEs, and (ii) these PRC domestic companies, the WFOEs agreed to provide these PRC domestic companies with comprehensive business support, technical, consulting and other services including such as training services and other services relating to IT platform and internal control compliance.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(14) Former Variable Interest Entities (“VIEs”) (continued)

Agreements that Transfer Economic Benefits to the Group (continued)

In exchange, these PRC domestic companies agreed to pay a quarterly fee calculated primarily based on a percentage of its revenues. The agreement has an initial term of one year and was subject to annual renewal upon mutual agreement. The agreement was terminated in September 2025 in connection with the disposal of the relevant entities, which constituted the legal transfer contemplated in its terms.

Because of contractual arrangements with the consolidated VIEs and their Nominee Shareholders, the Group was the primary beneficiary of the consolidated VIEs and their subsidiaries and consolidated them into unaudited consolidated financial statements.

Risks in relation to the VIE Arrangement

In the opinion of the Company’s legal counsel, based on PRC laws and regulations in effect during the relevant period: (i) the historical ownership structure relating to the consolidated VIEs of the Company was in compliance with PRC laws and regulations; (ii) the contractual arrangements with the consolidated VIEs and the individual shareholders were legal, valid and binding obligation of such party, and enforceable against such party in accordance with their respective terms; and (iii) the execution, delivery and performance of the consolidated VIEs and its shareholders did not result in any violation of the provisions of the articles of association and business licenses of the VIEs, and any violation of any PRC laws and regulations in effect.

Uncertainties in the PRC legal system could cause the Company’s historical corporate structure to be found in violation of PRC laws or regulations on a retrospective basis. This could have limited the Company’s ability, through the Primary Beneficiary, to enforce its rights under these contractual arrangements while they were in effect. Furthermore, the shareholders of the consolidated VIEs could have had interests that were different from those of the Company, which could have increased the risk that the shareholders would have sought to breach the existing terms of the aforementioned agreements.

In addition, if the historical structure or any of the contractual arrangements were to be found to be in violation of any existing or future PRC laws, the Company may be subject to penalties, which may include but not be limited to fines or other sanctions. The imposition of any such penalties could have a material adverse effect on the Company’s financial condition and results of operations. However, as the contractual arrangements have been terminated and the VIEs disposed of, the risk of operational disruption, license revocation, or deconsolidation has been eliminated.

Summarized below is the information related to the consolidated VIEs, including total assets, total current liabilities, total liabilities, net revenues, total operating costs and expenses, net income (loss) and cash flows after intercompany elimination are as follows:

As of June 30, 2025
RMB
Total assets	119,599
Total current liabilities	32,212
Total liabilities	39,158

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(14) Former Variable Interest Entities (“VIEs”) (continued)

Risks in relation to the VIE Arrangement (continued)

	Six months ended December 31, 2024	Three months ended September 30, 2025
	RMB	RMB
Net revenues	215,307	9,485
Operating costs and expenses	(110,862)	(7,566)
Net income	28,717	2,277
Net cash generated from operating activities	25,125	8,085

(15) Other Payables and Accrued Expenses

Components of other payables and accrued expenses are as follows:

	As of June 30,	As of December 31,
	2025	2025
	RMB	RMB
Loan from third parties(i)	-	11,424
Service charge	-	1,067
Payable for acquisition of forest land use right and buildings	-	200
Others	4,957	30
Total	4,957	12,721

(i)

The amount represented interest-free loans of RMB11.4 million from third parties that were formerly related parties of the Company's subsidiary. The loans were unsecured and repayable on demand. RMB3.7 million of the outstanding balance had been settled subsequently, and the remaining balance is expected to be settled within one year.

(16) Debt

In June 2025, the Group entered into a sale and leaseback transaction with a third-party lessor (the “Lessor”), pursuant to which the Group sold certain electric vehicle charging equipment to the Lessor for a total sales price of approximately RMB 2.3 million, and simultaneously leased back the same assets for a term of approximately four years (48 months). Under the terms of the leaseback, the Group is required to make monthly lease payments to the Lessor. The leaseback contains a purchase option at the end of the lease term at a nominal price of RMB 0, which the Group expects to exercise, effectively transferring title of the assets back to the Group upon completion of all payment obligations.

The Group evaluated whether the transfer of the assets qualified as a sale in accordance with ASC 606. Based on the assessment, including the existence of a repurchase option at a price significantly below the original sales price and the Group’s retention of substantially all of the risks and rewards of ownership (including the risk of loss or damage to the assets during the lease term), the Group determined that control of the assets was not transferred to the Lessor. Accordingly, the transaction does not qualify for sale accounting under ASC 606 and is accounted for as a failed sale and leaseback, representing a financing arrangement.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(16) Debt (continued)

	As of June 30,	As of December 31,
	2025	2025
	RMB	RMB
Total debt, net of deferred finance charges	-	1,918
Less: Current portion of long-term debt, net of deferred finance charges	-	758
Long-term debt, net of deferred finance charges	-	1,160

	As of June 30,	As of December 31,
	2025	2025
	RMB	RMB
Total debt, gross	-	2,298
Less: Deferred finance charges	-	380
Total debt, net of deferred finance charges	-	1,918

The outstanding debt as of December 31, 2025, is repayable as follows:

RMB
Year ending December 31:
2026	976
2027	752
2028	501
2029	69
Total	2,298
Less: Deferred finance charges	380
Total debt, net of deferred finance charges	1,918

For the six months ended December 31, 2025, the Group recognized depreciation expense on underlying assets of RMB79 and interest expense on financing obligation of RMB150 related to the Transaction.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(17) Employee Benefit Plans

Employees of the Group located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution plans.

In addition, the Group is required by law to contribute a certain percentage of applicable salaries for medical insurance benefits, unemployment and other statutory benefits. The contribution percentages may be different from district to district which is subject to the specific requirement of local regime government. The PRC government is directly responsible for the payments of the benefits to these employees.

For the six months ended December 31, 2024 and 2025, the Group contributed and accrued nil and RMB241, respectively.

(18) Income Taxes

Continuing operations

The Company is a tax exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

Subsidiaries in Hong Kong are subject to Hong Kong Profits Tax rate at 16.5%, and foreign-derived income is exempted from income tax. Under the two-tiered profits tax rates regime, the provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 8.25% for the six months ended December 31, 2024 and 2025.

The Group’s subsidiaries and former VIEs incorporated in the PRC are subject to the PRC Enterprise Income Tax (“EIT”) and a unified 25% enterprise income tax rate,except that a few entities in the Group benefit from a preferential tax rate of 15% as they conduct business in certain encouraged sectors or areas.Besides, from January 1, 2023 to December 31, 2027, subject to certain criteria, the portion of annual taxable income amount of a small profit enterprise shall be computed at a reduced rate of 25% as taxable income amount, and be subject to enterprise income tax at 20% tax rate.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the combined financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the combined statements of comprehensive loss in the year of the enactment of the change.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(18) Income Taxes (continued)

The Group had total operating loss carry-forwards of RMB54,420 and RMB73,836 as of June 30 2025 and December 31, 2025, respectively. As of December 31, 2025, all of the operating loss carry-forwards will expire in the years from 2026 to 2030.

Income tax benefit are comprised of the following:

	Six months ended December 31
	2024	2025
	RMB	RMB
Current tax expense	-	-
Deferred tax benefit	-	1,095
Income tax benefit	-	1,095

The principal components of the deferred income tax assets and liabilities are as follows:

	As of June 30,
	As of June 30, 2025	As of December 31, 2025
	RMB	RMB
Deferred tax liabilities:	-	-
Fair value adjustments of long-lived assets from business acquisition	-	16,234
Total	-	16,234

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

The Group had total operating loss carry-forwards of RMB54,420 and RMB73,836 as of June 30, 2025 and December 31, 2025, respectively. As of December 31, 2025, the operating loss carry-forwards amounting to RMB73,836 can be carried forward to offset future taxable income and RMB73,636 will expire in the years from 2026 to 2030. During the six months ended December 31, 2024 and 2025, nil and RMB5,076, respectively, of tax loss carried forward has been expired and canceled.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(18) Income Taxes (continued)

Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 25% to net income before income taxes and income of affiliates, and the actual provision for income taxes is as follows:

	Six months ended December 31, 2024	Six months ended December 31, 2025
	RMB	RMB
Loss from operations in mainland China	-	23,087
Loss from operations in Hong Kong and others	-	(43,130)
Loss from continuing operations before income taxes and share of loss of affiliates	-	(20,043)
Statutory tax rate	25%	25%
Income tax benefits at statutory tax rate	-	(5,011)
Expenses not deductible for tax purposes:	-	9
—Entertainment	-	9
Effect of tax holidays on concessionary rates granted to PRC entities	-	237
Effect of different tax rates of entities operating in other jurisdictions	-	10,783
Change in valuation allowance	-	(4,923)
Income tax benefit	-	1,095

Additional PRC income taxes that would have been payable without the tax exemption amounted to approximately nil and nil for the six months ended December 31, 2024 and 2025, respectively.

(19)	Mezzanine Equity

On February 6, 2024, the Company issued 22,175 ordinary shares to New Dragon Group (Far East) Limited (“New Dragon” or the “Holder”) in exchange for US$6,254 (approximately RMB44,968) investment in the Company. In 30 days following the expiration of lock-up period of four years, both the Holder and the Company have the option to request to repurchase the shares at 1.2 times of the purchase price paid by New Dragon. The ordinary shares issued to New Dragon features the investor’s put right that is considered to be outside of the Company’s control and subject to the Holder’s option and the occurrence of uncertain future events such as the future trend of the stock price of the Company.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(19) Mezzanine Equity (continued)

The Group accounted for these redeemable ordinary shares in accordance with ASC 480 “Distinguishing Liabilities from Equity” and recorded such ordinary shares in mezzanine equity between total liabilities and equity, as temporary equity in the Company’s consolidated balance sheets.

Given the redemption of these redeemable ordinary shares are subject to the option of the Holder after the lock-up period, the Group subsequently assessed that it is probable that these redeemable ordinary shares will become currently redeemable, and the Group elects to consistently using interest method to accrete changes in the redemption value to the redemption amount over the period from the date of issuance which is the same date that it becomes probable that these shares will become redeemable to the expiration date of the lock-up period. The subsequent increase in the carrying amount of these redeemable ordinary shares is treated as a dividend to the Holder.

As disclosed in Note 20, the Group considered the shares of redeemable ordinary shares that are legally issued and outstanding as outstanding in the calculation of the weighted-average number of ordinary shares outstanding since such shares represent ordinary shares in both legal form and substance.

(20) Capital Structure

Shares Structure

On March 13, 2024, the Company held an extraordinary general meeting (“EGM”) and obtained requisite shareholders’ approval to adopt a dual-class share structure. Under this structure, the authorized share capital was amended into 2,000,000,000 ordinary shares of a nominal or par value of US$0.001 each to US$2,000,000 divided into (1) 1,950,000,000 ordinary shares of par value of US$0.001 each and (2) 50,000,000 preference shares of par value of US$0.001 each, and each holder of the preference shares shall have twenty (20) votes for each Preference Share. As of June 30, 2024, no preference shares were outstanding, while 4,117,242 ordinary shares and 54,411 redeemable ordinary shares were outstanding.

On October 31, 2024, following resolutions passed at the EGM and separate Class Meeting of the holders of ordinary shares of the Company, the Company amended its authorized share capital to US$5,000,000 divided into 5,000,000,000 shares, comprising 4,000,000,000 Class A ordinary shares of par value of US$0.001 each and 1,000,000,000 Class B ordinary shares of par value of US$0.001 each. Each Class A ordinary share carries one (1) vote and each Class B ordinary share carries one hundred (100) votes. Subsequently, all issued ordinary shares were re-designated and re-classified as Class A ordinary shares.

On June 3, 2025, the Company held an EGM and obtained requisite shareholders’ approval to implement a share consolidation, under which every ninety authorized issued and unissued shares of par value US$0.001 each were consolidated into one share with a par value of US$0.09 each. Concurrently, the authorized share capital was increased to US$450,000,000, represented by 5,000,000,000 shares consisting of 4,000,000,000 Class A ordinary shares and 1,000,000,000 Class B ordinary shares, each with a par value of US$0.09. This approval effected a reverse share split at a ratio of one-for-ninety, effective June 23, 2025. As of June 30, 2025, 9,295,383 Class A ordinary shares were issued, of which 44,810 were held in treasury and 22,395 were redeemable, leaving 9,228,398 Class A ordinary shares outstanding. Concurrently, 6,666,668 Class B ordinary shares were issued and outstanding. Unless indicated or the context otherwise requires, all number of ordinary shares in this report has been retrospectively adjusted for the reverse share split, as if such reverse share split occurred on the first day of the years presented.

Issuance of new shares

As disclosed in Note 3(b), the Company issued 3,156,815 ordinary shares to the shareholders of AIFU to acquire 50.10% equity interests of AIFU in December 2023.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(20) Capital Structure (continued)

As disclosed in Note 18, the Company issued 22,175 ordinary shares to New Dragon Group (Far East) Limited in exchange for US$6,254 (approximately RMB44,968) investment in the Company in February 2024, which were classified as mezzanine equity.

On January 2, 2025, the Company issued 5,555,556, 4,444,445 and 1,111,112 Class B ordinary shares to Moonlit Group Ltd, Sea Synergy Limited and Equality Group Ltd, respectively, at a price of US$0.09 per share in exchange for US$1,000 (approximately RMB7,299).

On July 18, 2025, the Company issued an aggregate of 10,000,000 Class A ordinary shares to designated investors at a purchase price of approximately $2.08 per Class A ordinary share and warrants to purchase up to 20,000,000 additional Class A ordinary shares of the Company in consideration for an aggregate amount of US$20,790 (approximately RMB149,222).

As disclosed in Note 3, in August 2025, the Company issued 195,894,609 Class A ordinary shares to the sellers of Carve Group in exchange for 100% of the equity interest in Carve Group.

As disclosed in Note 3, in October 2025, the Company issued 98,002,174 Class A ordinary shares to the sellers of Real Prospect in exchange for 100% of the equity interest in Real Prospect.

Repurchase of ordinary shares

As disclosed in Note 1, in December 2023, the Company repurchased an aggregate of 44,817 ordinary shares from AIFU, representing 1% of the total shares outstanding as of June 30, 2024.

Concurrently, the Group entered into a share transfer agreement with AIFU, pursuant to which AIFU, through its wholly-owned subsidiary in China, to acquire 15.41% of the equity interests in Fanhua Puyi Fund Sales Co., Ltd. (“Puyi Fund”), a wholly-owned subsidiary of the Group, for a consideration consisting of the share repurchase price and a cash consideration of approximately RMB10,463.

The Group accounts for repurchased ordinary shares under the par value method and includes such treasury stock as a component of the shareholders’ equity.

(21) Private Placement Warrants

In connection with a private placement transaction that closed on July 18, 2025 as disclosed in Note 20, the Company issued warrants (the “Private Placement Warrants”) to purchase up to an aggregate of 20,000,000 Class A Ordinary Shares. Each whole Private Placement Warrant is exercisable for one whole share of Class A Ordinary Shares at the exercise prices set forth below. The Warrants are structured in two tranches:

Tranche	Number of Warrants	Exercise Price	Expiration Date
Tranche 1	10,000,000	$4.16 per share	October 18, 2030
Tranche 2	10,000,000	$5.20 per share	October 18, 2030

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(21) Private Placement Warrants (continued)

The warrant agreement provides holders with two settlement alternatives: cash exercise and cashless exercise. The cashless exercise feature is controlled by the holder and results in a variable number of shares being issued based on the market price of the Company’s common stock at the time of exercise. The Private Placement Warrants are classified as equity and are recorded as a component of additional paid in capital at issuance. The following table summarizes Private Placement Warrant activity for the periods presented:

	Number of warrants	Weighted average Exercise Price US$

Outstanding at June 30, 2025	—	—
Issued	20,000,000	4.68
Exercised	—	—
Forfeited/Cancelled	—	—
Expired	—	—
Outstanding, December 31, 2025	20,000,000	4.68

As of December 31, 2025, the aggregate intrinsic value of outstanding and exercisable Private Placement Warrants was 14.4 million, based on the closing price of US$5.40 per share of Class A Ordinary Shares on that date. If the Private Placement Warrants were settled in a cashless exercise as of December 31, 2025, using the closing price of US$5.40 per share, approximately 2,675,000 Class A Ordinary Shares would have been issuable, representing a reduction of 17,325,000 shares from the 20,000,000 shares issuable upon a cash exercise.

Subsequent to December 31, 2025 and through the date of this report, there were no exercises, modifications, or other changes to the Private Placement Warrants.

(22) Net Loss per Share

The computation of basic and diluted net income per ordinary share is as follows:

	Six months ended December 31
	2024	2025
	RMB	RMB
Basic/Diluted:
Net loss from continuing operations	(1,329)	(20,173)
Less: Net loss attributable to the noncontrolling interests	-	-
Net loss attributable to owners of the Company from continuing operations	(1,329)	(20,173)
Less: Distributed earnings to New Dragon (Note 19)	1,062	1,104
Net loss attributable to ordinary shares of the Company from continuing operations	(2,391)	(21,277)
Net gain (loss) from discontinued operations	314,489	(1,829,116)
Less: Net income attributable to the noncontrolling interests	81,050	-
Net income (loss) attributable to ordinary shares of the Company from discontinued operations	233,439	(1,829,116)
Net loss attributable to ordinary shares of the Company	231,048	(1,850,393)
Weighted average number of ordinary shares outstanding	4,139,417	184,208,961
Basic/Diluted net loss per class A ordinary share from continuing operations	(0.578)	(0.116)
Basic/Diluted net loss per class A ordinary share from discontinued operations	56.394	(9.930)
Basic/Diluted net loss per class A ordinary share	55.817	(10.045)

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(23) Distribution of Profits

As stipulated by the relevant PRC laws and regulations applicable to China’s foreign investment enterprise, the Group’s subsidiaries and VIEs in the PRC are required to maintain non-distributable reserves which include a statutory surplus reserve as of June 30, 2025 and December 31, 2025. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of individual company’s net profit as reported in the PRC statutory financial statements of the Company’s subsidiaries and VIEs. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the registered capital of respective subsidiaries and VIEs.

The statutory surplus reserve is used to offset future losses. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. The accumulated amounts contributed to the statutory reserves were RMB23,216 and nil as of June 30, 2025 and December 31, 2025, respectively.

(24) Related-party Balances and Transactions

The principal related-party balances as of June 30, 2025 and December 31, 2025, and transactions for the six months ended December 31, 2024 and 2025 are as follows:

The following is a list of the related parties with whom the Group conducted significant transactions, and their relationship with the Group:

Related parties	Relationship
Mr. Guotao Liu	Co-CEO of the Group
Qingdao Huiju Laixi Intelligent Technology Co., Ltd.	A 49%-owned affiliate of the Group
Qingdao Zhiyun Zhongxin New Energy Technology Co., Ltd.	An affiliate company controlled by Mr. Guotao Liu
Qingdao Jiutian Lanyue New Energy Technology Co., Ltd.	An affiliate company controlled by Mr. Guotao Liu
Yanbense Food Technology (Shenzhen) Co., Ltd.	A 40%-owned affiliate of Group
AIFU INC.	A 7.85%-owned affiliate of the Group

Related party transactions:

	Six months ended December 31,
	2024	2025
Sales of products	RMB	RMB
Qingdao Huiju Laixi Intelligent Technology Co., Ltd.	-	1,204

Leases from Qingdao Jiutian Lanyue New Energy Technology Co., Ltd.

The Group lease manufacturing plants from Qingdao Jiutian Lanyue New Energy Technology Co., Ltd.

As of December 31, 2025, the operating lease right-of-use assets and corresponding operating lease liabilities of leases of the Group from related party was RMB278 and RMB237.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(24) Related-party Balances and Transactions (continued)

During the six months ended December 31, 2025, the Group incurred operating lease expenses in leases from related party of nil and RMB21, respectively.

Related-party Balances:

	As of June 30, 2025	As of December 31, 2025
Amount due from related parties	RMB	RMB
Mr. Guotao Liu(i)	-	3,804
Yan Ben Se Food Technologies (Shenzhen) Co., Ltd.(i)	-	100
Total	-	3,904

(i) Amount represents unsecured, interest-free loans to related parties, which are repayable on demand. The amount due from Mr. Guotao Liu was subsequently in 2026. The amount due from Yan Ben Se Food Technologies (Shenzhen) Co., Ltd. is expected to be settled within one year.

	As of June 30, 2025	As of December 31, 2025
Amount due to related parties	RMB	RMB
AIFU INC.(i)	-	13,734
Qingdao Huiju Laixi Intelligent Technology Co., Ltd. (ii)	-	5,640
Qingdao Zhiyun Zhongxin New Energy Technology Co., Ltd.	-	1
Total	-	19,375

(i) Amount represents unsecured, interest-free loans from related parties, which are repayable on demand. The loans were provided to supplement the Group’s working capital. The loans are expected to be settled within one year.

(ii) Advance payments received from related parties for sales of mobile charging robots. These advances are expected to be applied against future sales and settled within one year.

(25) Commitments and Contingencies

Lease commitments

The Group has entered into operating lease agreements for certain offices. Future minimum lease payments under non-cancellable operating leases with initial terms more than one year are included in Note 13.

The total future payments for property management fee related to the non-cancellable operating leases with initial terms in excess of one year as of December 31,2025 is as following:

Lease Commitment
RMB
Within 1 year	34
2-5 years	133
Total	167

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(25) Commitments and Contingencies (continued)

Contingencies

The US dollar amounts in this sub-section are not expressed in thousands.

We are involved in disputes and legal or administrative proceedings in the ordinary course of the Group business.

We are currently involved in a material arbitration proceeding initiated by GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (collectively, “Claimants”) before the International Centre for Dispute Resolution (ICDR). The Claimants seek damages in excess of US$124 million relating to a Securities Purchase Agreement dated April 16, 2024 (the “GEM Agreement”) between us and GEM Global Yield LLC SCS, which contemplated a potential equity investment of up to US$1 billion.

The GEM Agreement was negotiated by Mr. Peh Chin Hua, the Group former Chairman of the board of directors of the Company (the “Board”) (“Former Chairman”), and Mr. Chan Michael Ewe Teik, a third-party intermediary nominated by the Former Chairman, and executed on the Company’s behalf by the Former Chairman.

In August 2024, through an internal investigation, the Group Board of Directors came to suspect that the Former Chairman, Singapore White Group Pte. Ltd. (“White Group”), an entity controlled by the Former Chairman, and Mr. Chan may have engaged in a fraudulent scheme that defraud the Company through a series of complex transactions, including the GEM Agreement. The investigation revealed that the Former Chairman may have withheld material information from the Board regarding GEM Agreement and White Group Agreement. In September 2024, the Group Board determined that the GEM Agreement was void due to fraud and resolved to terminate all proposed transactions and cooperation with the Former Chairman and White Group.

Consequently, on July 29, 2025, Claimants filed an arbitration with the ICDR against us concerning the GEM Agreement, seeking claims amounting to over US$124 million. We filed formal answers on September 4, 2025, denying all allegations asserted by the Claimants. The arbitration is in its early stages, and the final outcome and its potential financial impact on the Company are subject to significant uncertainty.

The Group believe that the Claimants’ allegations have no merit and we intend to vigorously defend against the claims. However, defending such arbitration could be time-consuming and costly and could divert the attention of the Group senior management. An unfavorable resolution of this arbitration or any future allegations, lawsuits or proceedings could materially and adversely affect the Group results of operations and financial condition and the market prices of the Group’s Class A Ordinary Shares.

In accordance with applicable accounting standards (ASC 450, Contingencies), the Company has not accrued any loss contingency for this matter because a loss is not considered probable, and the amount of any potential loss cannot be reasonably estimated at this time. Accordingly, the Company has recorded no provision for this contingency in these financial statements.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(26) Concentrations of Credit Risk

Concentration risks

Customers accounting for 10% or more of total net revenues are as follows:

	Six months ended December 31,
	2024	% of sales	2025	% of sales
	RMB		RMB
Company A	-	-	1,204	38%
Company B	-	-	314	10%
Subtotal	-	-	1,518	48%

Customers which accounted for 10% or more of gross accounts receivable are as follows:

	As of June 30,		As of December 31,
	2025	%	2025	%
	RMB		RMB
Company C	-	-	32	55%
Company D	-	-	20	35%
Subtotal	-	-	52	90%

The Group performs ongoing credit evaluations of its customers and generally does not require collateral on Such Accounts Receivable.

The Group places its cash and cash equivalents and short-term investments with financial institutions with low credit risk.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(27) Share-based Compensation

Restricted Share Units (“RSUs”)

On November 19, 2024, the board of the directors of the Company approved the grant of 3,000,000 RSUs to the former chairwoman of the board. Each RSU represented a right to receive one ADS of the Company, with every two ADS representing three Class A ordinary shares. Giving effect to the Group subsequent ADR facility termination and 1-for-90 reverse share split, the grant was adjusted to 50,000 RSUs, with each RSU representing a right to receive one post-split Class A ordinary share. Pursuant to the agreement entered into between the Company and the grantee, the RSUs are scheduled to vest over a three-year service period starting from the date of grant, with 33.0% to vest on the first anniversary, 33.5% on the second anniversary, and 33.5% on the third anniversary of the grant date from 2025 to 2027, respectively, subject to the continuous service of the grantee. The fair value of the RSUs was measured based on the grant-date market price of the Company’s ADS at US$0.3067 (equivalent to US$18.4 per post-split Class A ordinary shares). On November 28, 2025, the former chairwoman of the board resigned from her position. As of her resignation date, the 33.0% tranche of RSUs had vested on November 19, 2025, in accordance with the original vesting schedule. In recognition of her contributions to the Company during her service period, the Board accelerated the vesting of all remaining unvested RSUs (representing 67.0% of the total grant) effective upon her resignation. No RSUs were forfeited as a result of the resignation.

In February, 2025, the Board of the Company approved the grant of a total of 40,002,240 RUSs to certain management and employees as their severance compensation, with each RSU representing the right to receive one ADS. These RSUs were vested immediately upon grant. Following the termination of the Group ADR facility and Share Consolidation, these vested RSUs were adjusted to 666,704 RSUs, with each RSU representing the right to receive one post-consolidation Class A ordinary share.

A summary of the activity of the service-based RSUs for the six months ended December 31, 2025 is presented as follows:

	Number of restricted shares	Weighted average grant-date fair value US$
Unvested as of June 30, 2024	—	—
Granted	—	—
Vested	—	—
Forfeited	—
Unvested as of December 31, 2024	—	—
Unvested as of June 30, 2025	50,000	—
Granted	—	—
Vested	(50,000)	—
Forfeited	—	—
Unvested as of December 31, 2025	—	—

The Group recorded share-based compensation expense of nil and RMB5,216 in connection with the RSUs for the six months ended December 31, 2024 and 2025, respectively.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(28) Segment Reporting

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews the operating profit or loss for each reporting units when making decisions about allocating resources and assessing performance of the Group.

As of June 30, 2023, the Group managed its business as a single operating segment engaged in the provision of distribution and managing wealth management services in the PRC.

On December 31, 2023 upon the acquisition of AIFU, the Group identified two additional operating segments which are insurance agency and claims adjusting.

In January 2025 the Group divested its entire equity interest in Guangdong Meidiya Investment Co., Ltd. and its subsidiaries, which comprised the Group’s claims-adjusting segment. Since completion of the disposal, the Group has ceased providing claims-adjusting services (see Note 4 for details).

On August 31, 2025 upon the acquisition of Carve Group, the Group identified two additional operating segments which are Glyken Bird Nest and Zhongshen (see Note 3).

On October 31, 2025, the Group acquired Real Prospect, adding Qingdao Maisi as a new operating segment (see Note 3)

In September 2025, the Group disposed of the Puyi Group, thereby ceasing its wealth management business. In December 2025, the Group deconsolidated the AIFU Group, ceasing its insurance agency business (see Note 4 for both transactions).

As of December 31, 2025, the Group operates three reportable segments:

1）	Qingdao Maisi: provision of mobile charging robots, charging piles, and related charging services.

2）	Glyken Bird Nest: sale of health and wellness products.

3）	Zhongshen: currently has not generated any revenue. However, the CODM reviews Zhongshen’s operating results separately (including its expenses, development milestones, and cash flows) and makes resource allocation decisions based on its future growth prospects. Accordingly, Zhongshen meets the definition of an operating segment under ASC 280. As it does not meet any of the aggregation criteria, it is presented as a separate reportable segment.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(28) Segment Reporting (continued)

The following table shows the Group’s operations by segment for the six months ended December 31, 2024 and 2025.

	Six months ended December 31, 2025
	Qingdao Maisi	Glyken Bird Nest	Zhongshen	Other*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Net revenues	2,003	1,135	-	-	3,138
Operating costs and expenses:
Cost of revenues	(1,862)	(811)	-	-	(2,673)
Payroll expense and employee benefit expenses	(240)	(367)	(206)	(1,455)	(2,268)
Share-based compensation	-	-	-	(6,600)	(6,600)
Depreciation and Amortization expense	(247)	(4,524)	(145)	-	(4,916)
Rental expense	(6)	(62)	-	-	(68)
Impairment loss	-	-	-	-	-
Others operating expenses	(263)	(243)	(83)	(4,825)	(5,414)
Total operating costs and expenses	(2,618)	(6,007)	(434)	(12,880)	(21,939)
Loss from operations	(615)	(4,872)	(434)	(12,880)	(18,801)

Interest (expense) income, net	(47)	1	-	-	(46)
Net gain (loss) from fair value change	-	1	-	(1,330)	(1,329)
Others, net	-	62	-	71	133
Loss before income taxes and share of loss of affiliates	(662)	(4,808)	(434)	(14,139)	(20,043)
Income tax benefit	12	1,083	-	-	1,095
Share of loss of affiliates	-	(2)	-	(1,223)	(1,225)
Net loss from continuing operations	(650)	(3,727)	(434)	(15,362)	(20,173)

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(28) Segment Reporting (continued)

	Six months ended December 31, 2024
	Qingdao Maisi	Glyken Bird Nest	Zhongshen	Other*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Net revenues	-	-	-	-	-
Operating costs and expenses:
Cost of revenues	-	-	-	-	-
Payroll expense and employee benefit expenses	-	-	-	(251)	(251)
Share-based compensation	-	-	-	(263)	(263)
Depreciation and Amortization expense	-	-	-	-	-
Rental expense	-	-	-	-	-
Impairment loss	-	-	-	-	-
Others operating expenses	-	-	-	(939)	(939)
Total operating costs and expenses	-	-	-	(1,453)	(1,453)
Loss from operations	-	-	-	(1,453)	(1,453)

Interest (expense) income, net	-	-	-	131	131
Net gain (loss) from fair value change	-	-	-	-	-
Others, net	-	-	-	(7)	(7)
Loss before income taxes and share of loss of affiliates	-	-	-	(1,329)	(1,329)
Income tax benefit	-	-	-	-	-
Share of loss of affiliates	-	-	-	-	-
Net loss from continuing operations	-	-	-	(1,329)	(1,329)

*	Other corporate expenses represent general and administrative expenses that cannot be allocated to segments for the six-month periods ended December 31, 2024 and 2025, respectively.

Majority of the Group’s operations, customers and long-lived assets are located in the PRC. Accordingly, no geographic information is presented.

MAASE INC.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands, except for shares and per share data)

(29) Subsequent event

(i) Acquisition of Oriental Grove Ltd

On December 19, 2025, the Company entered into a transaction agreement with Oriental Grove Ltd (“Oriental Grove”), and shareholders of Oriental Grove. The acquisition of 100% equity interests in Oriental Grove was formally consummated on January 14, 2026. The Company has acquired all equity interests in Oriental Grove from the sellers. As consideration, the Company issued an aggregate of 34,911,410 Class A Ordinary Shares, at an issue price of US$1.50 per share, together with a cash payment of US$10,000, which will be paid within 365 days after the closing of the transaction.

(ii) Acquisition of Huazhi Group

On January 23, 2026, the Company entered into a transaction agreement with Times Good Limited (“Times Good”), and shareholders of Times Good. The acquisition of 100% equity interests in Times Good was formally consummated on March 30, 2026. The Company has acquired all equity interests in Times Good from the sellers, which in turn, controls core assets and operations of Huazhi Future (Chongqing) Technology Co., Ltd. and its subsidiaries (collectively the “Huazhi Group”). As consideration, the Company issued an aggregate of 87,400,144 Class A Ordinary Shares, at an issue price of US$1.50 per share, together with a cash payment of US$ 26,000, which will be paid within 365 days after the closing of the transaction.